    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                STERI-OSS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          3843                         13-3915553
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                            ------------------------

                              22895 EASTPARK DRIVE
                         YORBA LINDA, CALIFORNIA 92887
                                 (714) 282-6515
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              KENNETH A. DARIENZO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                STERI-OSS, INC.
                              22895 EASTPARK DRIVE
                         YORBA LINDA, CALIFORNIA 92887
                                 (714) 282-6515
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

         FREDERIC A. RANDALL, JR., ESQ.                     ALISON S. RESSLER, ESQ.
        BROBECK, PHLEGER & HARRISON LLP                       SULLIVAN & CROMWELL
        4675 MACARTHUR COURT, SUITE 1000                444 S. FLOWER STREET, SUITE 1200
        NEWPORT BEACH, CALIFORNIA 92660                  LOS ANGELES, CALIFORNIA 90071
                 (714) 752-7535                                  (213) 955-8000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
            TITLE OF EACH CLASS                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
               OF SECURITIES                    AMOUNT TO BE          OFFERING            AGGREGATE           AMOUNT OF
              TO BE REGISTERED                  REGISTERED(1)    PRICE PER SHARE(2)    OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock................................      5,405,000            $16.00            $86,480,000           $26,204
========================================================================================================================

(1) Includes up to 705,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1997
PROSPECTUS
            , 1997

                                4,700,000 SHARES

                                [STERI-OSS LOGO]

                                  COMMON STOCK

     All of the 4,700,000 shares of Common Stock, $.0001 par value per share (the "Common Stock"), offered hereby are being sold by Steri-Oss, Inc. ("Steri-Oss" or the "Company").

     Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

     The Company will apply to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "STRI."

 SEE "RISK FACTORS" COMMENCING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF
   CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE
      COMMON STOCK. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
                                          PRICE            UNDERWRITING           PROCEEDS
                                         TO THE            DISCOUNTS AND           TO THE
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------------------------

Per Share.........................    $                   $                    $
Total (3).........................    $                   $                    $
-------------------------------------------------------------------------------------------------

(1)  See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses of the Offering estimated at $700,000, which will be paid by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 705,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
     the Company will be $          , $          and $          , respectively.
     See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment in New York, New York on or about
            , 1997.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION
                                 UBS SECURITIES
                                                            FURMAN SELZ

                          [COLOR PHOTOS AND ART WORK]

     Steri-Oss(R), EZ Steps(TM) and Replace(TM) are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. THE UNDERWRITERS ARE NOT REQUIRED TO ENGAGE IN THESE ACTIVITIES, AND MAY END ANY OF THESE ACTIVITIES AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus gives effect to the 50-for-1 stock split to be effected in August 1997 and assumes (i) the conversion (the "Preferred Stock Conversion") of 17,471 shares of the Company's Class A 8.8% Cumulative Redeemable Preferred Stock (the "Class A Preferred Stock") and 2,527 shares of the Company's Class C 8.0% Junior Cumulative Redeemable Preferred Stock (the "Class C Preferred Stock") into an aggregate of 1,433,547 shares of Common Stock upon consummation of the Offering (assuming an initial public offering price of $15.00 per share), (ii) the redemption upon consummation of the Offering of all outstanding shares of Class A Preferred Stock, Class B 8.0% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") and Class C Preferred Stock not converting into Common Stock in the Preferred Stock Conversion, (iii) the exercise of outstanding warrants to purchase 4,750,000 shares of Common Stock prior to the consummation of the Offering, (iv) no exercise of outstanding options to purchase 959,350 shares of Common Stock and (v) no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, all references to the "Company" and "Steri-Oss" refer to Steri-Oss, Inc. and its combined subsidiaries and predecessors. Because the Company uses a 52/53 week fiscal year, fiscal periods may not end on the same day as the end of the respective calendar periods. For convenience of presentation, the consolidated financial data throughout this Prospectus has been shown as of and for the last day of the applicable period unless otherwise indicated.

                                  THE COMPANY

     Steri-Oss, Inc. is a leading developer, manufacturer and marketer of a broad line of dental implant systems, which include implants, abutments and related surgical instruments. A dental implant is a small titanium screw or cylinder that is surgically placed directly into the jaw and serves as a foundation for a replacement tooth. An abutment is a small titanium attachment that is typically screwed into or onto the implant and connects the artificial tooth to the implant. The Company believes that its dental implant systems are superior to traditional restorative treatments such as bridges and dentures because the permanent nature of dental implants permits patients to regain most of the functionality of their natural teeth. Dental implants also may reduce the progressive atrophy of the jaw often caused by the absence of teeth. The Company has demonstrated the safety and reliability of its implants at success rates of over 96% (representing full integration of the implant with the bone) in seven years of clinical studies involving more than 1,600 implant patients.

     The Company has experienced significant growth over the last several years. The Company's net sales increased 22.8% to $19.3 million for the six months ended June 30, 1997 from $15.7 million for the comparable six month period in 1996. Net sales also increased to $32.2 million for 1996 from $12.7 million for 1992, reflecting a five year compounded annual growth rate of 26.1%. The Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") increased 15.3% to $3.3 million for the six months ended June 30, 1997 from $2.9 million for the comparable six month period in 1996. EBITDA also increased to $6.1 million for 1996 from $1.5 million for 1992, reflecting a five year compounded annual growth rate of 42.1%.

     The American Dental Association estimates that 110 million people in the United States are missing one or more teeth, representing approximately 40% of the United States population. Traditional restorative alternatives to address tooth loss have consisted primarily of dentures and bridges. Since the introduction of the first modern root form implants in 1982, implants have continued to gain acceptance as an attractive alternative to dentures and bridges. Medical Data International ("MDI") estimates that dental implant sales in the United States exceeded $130 million in 1996 and are expected to grow at a rate of approximately 6% per year. The Company estimates that sales of dental implants outside the United States were approximately $250 million in 1996 and are expected to grow at a rate of approximately 10% per year.

     The Company markets its products to dental professionals involved in the implant procedure, including oral surgeons, periodontists and implantologists who typically perform the implant surgery, as well as general dentists and prosthodontists who often prepare the crown or other prosthetic device that is affixed on top of the abutment. The Company currently distributes its products in the United States and Canada through its direct sales force consisting of more than 40 persons, which the Company believes is the largest North American direct sales force for dental implant products. The Company markets its products internationally (outside the United States and Canada) in more than 35 countries through 26 independent distributors who do not sell competing implant products.

     The Company's predecessor sold its first dental implant in 1986 and was acquired by the Company from Bausch & Lomb Incorporated ("Bausch & Lomb") in November 1996 (the "Acquisition"). In connection with the Acquisition, the Company incurred $39.5 million of debt and issued $35.2 million of mandatorily redeemable Preferred Stock. Upon consummation of the Offering, approximately $43.0 million of debt will be retired and approximately $15.2 million of Preferred Stock will be redeemed, together with accrued interest and dividends. The holders of Class A Preferred Stock and Class C Preferred Stock have agreed to convert the remaining $20.0 million of their Preferred Stock into Common Stock upon consummation of the Offering, in lieu of exercising their redemption rights. Certain key members of the Company's senior management team, including its Chief Executive Officer, President and Executive Vice President, Operations, have operated the Company's business since 1990.

                                    STRATEGY

     The Company's objective is to become the leading worldwide developer, manufacturer and marketer of dental implants and related products, while increasing its profitability. The Company believes that over the last three years, it has been one of the fastest growing participants in the United States implant market. Furthermore, as a result of the Company's acquisition of the dental business of Interpore International ("Interpore") in May 1997, the Company believes its implant unit sales, on a combined basis in the United States in 1996, exceeded those of any of its competitors. The key elements of the Company's strategy include the following:

     - Increase Market Share in the United States and Foreign Markets. Steri-Oss has established itself as a worldwide leader in the dental implant market. The Company intends to capitalize on its reputation for quality products and service to continue to increase its market share both domestically and internationally. Increased utilization of the Company's implants by dental professionals is necessary for continued market penetration. Accordingly, Steri-Oss intends to increase its involvement in sponsoring and providing educational and training programs for dental professionals and to expand marketing support to its 26 independent international distributors.

     - Continue to Develop Innovative Implant Products. The Company intends to utilize its expertise in dental implant technology and to work closely with clinicians to continue to develop new and enhanced dental implants and related products. New and enhanced products have historically constituted a significant portion of the Company's net sales. The Company was the first to introduce a variety of innovative products, including precleaned sterile implants, hydroxylapatite ("HA") coated threaded implants and a tapered, color-coded implant system. The Company intends to continue to develop enhanced implant products to meet evolving market needs, incorporate technological advancements and satisfy clinicians' preferences.

     - Expand into Additional Dental Specialty Markets. The Company intends to take advantage of its broad distribution channels and strong reputation in the dental industry to market additional dental specialty products to its customers. The Company plans to focus on products that enhance the professionals' practices and address the needs of growing markets, particularly the periodontal market. In furtherance of this strategy, the Company recently commenced marketing two products owned and manufactured by third parties, a periodontal tissue monitoring kit and an HA bone filler for periodontal defects. The Company intends to acquire, license or distribute additional dental specialty products and to market these products through its existing distribution channels.

     - Acquire Complementary Dental Implant Businesses, Products and Technologies. The Company believes that consolidation opportunities exist in the dental implant market that will enable the Company to increase its penetration of this market. For example, in May 1997, the Company acquired the dental operations of Interpore, a manufacturer and distributor of dental implant products and other periodontal products. The Company intends to continue to expand its product offerings, distribution channels and market share through acquisitions in the dental implant market.

     - Continue to Improve Operating Efficiencies. By manufacturing a greater proportion of its products in-house, the Company has been able to operate more cost-effectively and benefit from greater economies of scale. Primarily as a result of actions taken by the Company to reduce manufacturing costs and increase operating efficiencies, the Company has reduced its cost of sales as a percentage of net sales to 27.3% for 1996 from 31.7% for 1992. The Company intends to continue to improve operating efficiencies primarily by expanding and refining its manufacturing processes.

     The Company's principal executive offices are located at 22895 Eastpark Drive, Yorba Linda, California 92887. The Company's telephone number is (714) 282-6515.

                                  THE OFFERING

Common Stock offered by the Company...........  4,700,000 shares
Common Stock to be outstanding after the        10,933,547 shares (1)
  Offering....................................
Use of Proceeds...............................  The Company intends to use the net proceeds from the Offering to redeem all outstanding
                                                shares of Class A Preferred Stock, Class B
                                                Preferred Stock and Class C Preferred Stock
                                                that have not converted into Common Stock in
                                                the Preferred Stock Conversion, to repay
                                                indebtedness and for general corporate
                                                purposes, including working capital
                                                requirements. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol........  STRI

---------------

(1) Excludes (i) 400,000 shares of Common Stock reserved for issuance under the 1997 Stock Incentive Issuance Plan (the "1997 Plan"), which includes options to purchase 226,000 shares of Common Stock that were granted at an exercise price equal to the initial public offering price in the Offering and (ii) outstanding options to purchase 733,350 shares of Common Stock granted at a weighted average exercise price of $0.58 per share. See Note 9 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary historical and pro forma consolidated financial data for the Company and its predecessors should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto and the Unaudited Pro Forma Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                  COMPANY
                                                                                          -----------------------
                                              PREDECESSOR(1)                 COMPANY
                                   -------------------------------------   ------------          PRO FORMA
                                                                            PRO FORMA      SIX MONTHS ENDED JUNE
                                          YEAR ENDED DECEMBER 31,           YEAR ENDED              30,
                                   -------------------------------------   DECEMBER 31,   -----------------------
                                    1992      1993      1994      1995       1996(2)       1996(3)     1997(3)(4)
                                   -------   -------   -------   -------   ------------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................  $12,735   $16,845   $22,168.. $27,361    $   32,197    $   15,744   $   19,334
  Gross profit...................    8,693    11,718   15,502..   19,496        23,411        11,518       14,186
  Selling, general and
    administrative expense.......    6,164     8,698    11,393    14,241        17,221         8,509       10,966
  Research and development
    expense......................    1,218     1,618     1,781     2,225         2,468         1,255        1,322
  Noncash compensation expense...       --        --        --        --            --            --          354
  Income from operations.........    1,311     1,402     2,328     3,030         3,722         1,754        1,544
  Interest expense...............       45        50        --        --            --            --           --
  Income before income taxes.....    1,266     1,352     2,328     3,030         3,722         1,754        1,544
  Net income.....................  $   760   $   516   $ 1,075   $ 1,458    $    2,233    $    1,052   $      926
                                   =======   =======   =======   =======    ==========    ==========   ==========
  Net income per share(5)........                                           $     0.19    $     0.09   $     0.08
                                                                            ==========    ==========   ==========
  Shares outstanding(5)..........                                           11,638,541    11,638,541   11,638,541
OTHER DATA:
  EBITDA(6)......................  $ 1,492   $ 2,301   $ 3,523   $ 4,481    $    6,076    $    2,896   $    2,988
  Depreciation...................      181       161       363       595           844           352          575
  Amortization(7)................       --       738       832       856         1,510           790          869
  Capital expenditures...........      191       311     1,702     1,190         2,207         1,286        1,018

                                                                                     AT JUNE 30, 1997
                                                                                  ----------------------
                                                                                  ACTUAL    PRO FORMA(8)
                                                                                  -------   ------------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................................................  $    61     $  2,408
  Working capital...............................................................    4,549       10,668
  Total assets..................................................................   83,406       82,745
  Total long-term debt and mandatorily redeemable Preferred Stock(9)............   78,859           --
  Total stockholders' equity (deficit)..........................................   (1,146)      77,555

---------------

(1) Represents the historical financial data of the Company's predecessor, Steri-Oss, Inc. ("S-O"), a wholly-owned subsidiary of Bausch & Lomb. For 1992, represents the historical financial data of S-O's predecessor.

(2) Includes the results of operations of S-O subsequent to the Acquisition in November 1996. The Acquisition was accounted for as a purchase for financial reporting purposes. The financial data for the period from January 1, 1996 through November 15, 1996 for S-O and from November 16, 1996 through December 31, 1996 for the Company has been combined and adjusted to give effect to the Acquisition, the Preferred Stock Conversion, the Offering and the application of the net proceeds of the Offering, as if each had occurred on January 1, 1996, to present the pro forma operating results for the year ended December 31, 1996.

(3) The pro forma statement of operations data for the six months ended June 30, 1996 reflects adjustments as if the Acquisition, the Preferred Stock Conversion, the Offering and the application of the net proceeds of the Offering had occurred on January 1, 1996. The pro forma statement of operations data for the six months ended June 30, 1997 reflects adjustments as if the Preferred Stock Conversion, the Offering and the application of the net proceeds of the Offering had occurred on January 1, 1997. Excludes the effect of the extraordinary charge discussed in footnote 8 below.

(4) Includes the results of operations of the dental business of Interpore subsequent to its acquisition in May 1997. This acquisition was accounted for as a purchase for financial reporting purposes.

(5) Share and per share data are not considered meaningful since S-O operated as a wholly-owned subsidiary of Bausch & Lomb from 1993 through November 15, 1996. Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and the application of the net proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $15.00 per share.

(6) The Company believes that EBITDA provides a useful comparison of period to period income; however, EBITDA should not be considered acceptable reporting under generally accepted accounting principles or as an alternative to income from operations or net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(7) Pro forma data includes the effect of amortization of $59.2 million of goodwill recorded in connection with the Acquisition, which amounts to approximately $1.5 million annually, is being amortized over a 40 year period and is tax deductible.

(8) The pro forma balance sheet data reflects adjustments as if the Preferred Stock Conversion and the Offering and the application of the net proceeds therefrom had occurred on June 30, 1997. Includes the effect of an extraordinary charge of $7.8 million, net of the related tax benefit, relating to (i) the elimination of deferred financing costs associated with the repayment of the Company's 16% Series A Subordinated Notes and 14% Series B Subordinated Notes (collectively, the "Subordinated Notes") and the Company's secured credit facility with Union Bank of California, N.A. and First Source Financial LLP (the "Bank Facility") and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge related to the Preferred Stock Conversion and (iii) the prepayment penalties incurred in connection with the repayment of the Subordinated Notes. Also includes a compensation charge related to options granted below the fair value per share at the date of grant, which options vest immediately upon consummation of the Offering. See "Unaudited Pro Forma Consolidated Financial Data."

(9) Includes current portion of long-term debt.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, before making an investment in the Common Stock.

COMPETITION

     The dental implant industry is characterized by intense competition. Steri-Oss competes directly with a number of companies offering dental implants and related products both in the United States and abroad, including Nobel Biocare AB, Friatec AG, Implant Innovations, Inc. ("3i") and Sulzer Calcitek Inc., certain of which have substantially greater financial, marketing, sales, distribution and development resources than the Company. Such competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. Certain of the Company's competitors also have established a greater international presence than the Company. In several countries, including Germany and Switzerland, the Company competes with companies that are based in such countries. The competitors' local presence in such markets may provide them with a competitive advantage over the Company. In addition, several competitors in foreign markets sell directly in such markets, which may be more effective than the Company's indirect distribution channels in such markets. Increased competition or the failure to compete effectively in the dental implant industry may result in price reductions, reduced profit margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's products also compete against alternative restorative treatments such as bridges and dentures, which are generally less expensive to the patient, are less invasive and can be implemented more quickly. New restorative technologies may be developed that are as effective as, or more effective or easier to use than, those offered by the Company, which could render the Company's products less competitive or obsolete. See
"Business -- Competition."

GOVERNMENT REGULATION

     The Company's products are subject to extensive regulation by the United States Food and Drug Administration (the "FDA") and certain other federal, state and local governmental authorities and similar regulatory agencies in other countries. Such regulations cover the testing, manufacture, labeling, distribution and promotion of medical devices and record-keeping with respect thereto. The process of obtaining marketing clearances and approvals from the FDA for new products or enhancements to existing products can be time consuming and expensive, and there is no assurance that such clearances will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of products by the Company. Since January 1, 1994, the Company has obtained 39 Section 510(k) premarket notifications ("510(k)") covering a broad range of products. In addition, in the future, the FDA may require the submission of a premarket approval application ("PMA") for certain dental implants, which approval process is time-consuming, costly and would result in a diversion of management's efforts. While the Company has been collecting clinical data to support a potential PMA, there can be no assurance that the Company would receive a PMA approval, if required, for its dental implant products on a timely basis, if at all.

     Governmental regulation may also prevent or substantially delay the marketing of the Company's proposed products, cause the Company to undertake costly procedures and furnish a competitive advantage to certain of the Company's competitors who have greater financial, administrative and research and development resources. After approval, the FDA may require post-marketing approval surveillance programs to monitor the effects of an approved medical device. FDA approval may be withdrawn for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. In addition, product modifications may require the submission of a new 510(k) or PMA supplement and future products may require 501(k) clearance or PMA approval. There can be no assurance that marketing clearances or approvals will be obtained on a timely basis or at all. Delays in receiving, the failure to receive or the cost of complying with such clearances or approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also subject to periodic inspection by the FDA and state agencies such as the Food and Drug Branch of the California Department of Health Services to determine whether the Company is in compliance with various regulations relating to medical device manufacturing, including the FDA's Quality System Regulations ("QSR"), formerly known as the Good Manufacturing Practices regulations, which govern manufacturing, testing, quality control and product labeling of medical devices. In connection with the FDA's inspection of the Company's facilities in April 1997, the FDA issued a warning letter to the Company citing the Company's failure to comply with certain provisions of the current QSR regulations. The warning letter did not prohibit the Company from obtaining premarket clearance or approval for new products nor did it require the Company to withdraw or remove any of its products from the market. While the Company believes that it has taken appropriate corrective actions to address each of the violations cited in the warning letter, there can be no assurance that the FDA will issue a compliance letter on a timely basis, if at all. Any failure by the Company to remedy the citations in the warning letter to the satisfaction of the FDA could prevent or significantly limit the Company's ability to market its products in the United States until such citations have been corrected to the satisfaction of the FDA and result in the recall or seizure of products, the total or partial suspension of production, civil penalties, fines or criminal prosecution.

     The Company must comply with similar registration requirements of foreign governments and with import and export regulations when distributing its products to foreign nations. Each foreign country's regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort to obtain and maintain. The regulation of medical devices in a number of such jurisdictions, particularly in the European Union, continues to develop and there can be no assurance that new laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. Noncompliance with state, local, federal or foreign regulatory requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, delay or denial or withdrawal of premarket clearance or approval of devices and criminal prosecution. See "Business -- Government Regulation."

RISKS ASSOCIATED WITH ACQUISITIONS; FUTURE CAPITAL REQUIREMENTS

     The Company's business strategy includes the expansion of its product offerings, distribution channels, and market share through acquisitions. Acquisitions involve numerous risks, such as difficulties in the assimilation of the operations, products and personnel of the acquired companies, the ability to manage effectively geographically remote units, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has limited or no direct experience, and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, reduction of existing cash balances, amortization expenses related to goodwill and other intangible assets and other changes to operations that may materially adversely affect the Company's results of operations. Although management expects to analyze any opportunity carefully before committing the Company's resources, no assurances can be given as to the effect of any acquisition on the Company's business, financial condition and results of operations.

     The Company expects to continue to expend additional funds to pursue acquisition opportunities and to expand its operations, particularly its manufacturing capabilities and marketing efforts. After the net proceeds of the Offering are applied to repay indebtedness and to redeem all shares of Preferred Stock not converting into Common Stock, the Company expects that no indebtedness will remain outstanding on a pro forma basis under the Bank Facility and approximately $23.3 million will be available for borrowings under the Bank Facility, subject to certain restrictions and limitations. The Company's future capital requirements and the adequacy of available funds will depend on numerous factors that are difficult to predict, including the timing and cost of acquisitions. If cash from operations and available funds under the Bank Facility are insufficient to meet the Company's capital needs in the future, the Company will be required to obtain additional funds through equity or debt financings or through other sources. The Bank Facility currently limits the Company's ability to incur any other debt. There can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to forego strategic acquisitions or delay, reduce or eliminate certain aspects of its operations, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

DEPENDENCE ON INDEPENDENT INTERNATIONAL DISTRIBUTORS

     In addition to utilizing a direct sales force in North America, the Company markets and sells its products through 26 independent distributors in more than 35 foreign countries. Approximately 41.2% and 41.1% of the Company's net sales during 1996 and for the six month period ended June 30, 1997, respectively, were generated in international markets. The Company anticipates that a significant percentage of its net sales will come from international markets in the future. The Company relies on its international distributors to obtain any necessary regulatory approvals in the foreign countries in which they operate. The Company does not have any long-term distribution agreements with any of its distributors, and there can be no assurance that the Company's distributors will continue to market the Company's products or have the financial stability to assure their continuing presence in their respective markets. A distributor's inability or unwillingness to perform its obligations, or a disruption in the Company's relationship with a distributor could result in a substantial delay in the Company's international distribution efforts in the distributor's applicable territory. There can be no assurance that the Company will be able to replace any of its current distributors or that any such replacement will be able to obtain the necessary regulatory approvals to conduct business in the applicable territory. There can also be no assurance that the Company can retain qualified distributors in any additional territories targeted by the Company. As a result, there can be no assurance that the Company will maintain or increase its market share for dental implants in international markets. See "Business -- Customers, Marketing and Sales."

RISKS RELATING TO INTERNATIONAL OPERATIONS

     International operations involve a number of significant risks, including, but not limited to, governmental regulations, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in managing international operations, import restrictions and fluctuations in foreign currency exchange rates. Although the Company's international sales are currently denominated in United States dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in the Company's net sales or profitability in that country. Furthermore, future international activity may result in foreign currency denominated sales and, in such event, gains and losses on the conversion to United States dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations. The international nature of the Company's business subjects it and its distributors to the laws and regulations of the foreign jurisdictions in which they operate and in which the Company's products are sold. See "Business -- Government Regulation."

CUSTOMER CONCENTRATION

     Metaux Precieux Metalor Deutschland GmbH ("Metalor"), a distributor of dental alloys and instruments, accounted for approximately 8.2% of the Company's net sales during 1996 and 10.5% during the six month period ended June 30, 1997. In 1990, the Company entered into an exclusive one year distribution agreement with Metalor to distribute the Company's products in Germany and the Netherlands, which agreement automatically renews for successive one year terms unless either the Company or Metalor gives prior notice of its intention not to renew the agreement for an additional term. The Company also entered into similar exclusive distribution agreements with certain affiliates of Metalor who distribute the Company's products in France, Switzerland and the United Kingdom. Metalor and its three affiliates collectively accounted for approximately 12.2% of the Company's net sales during 1996 and 13.9% of the Company's net sales during the six months ended June 30, 1997. If Metalor and its affiliates were to cease marketing the Company's products for any reason, the Company's business, financial condition and results of operations would be materially and adversely affected. See
"Business -- Customers, Marketing and Sales."

PRODUCT LIABILITY RISKS

     The nature of the Company's business subjects the Company to the risk of product liability claims that may involve significant defense costs. From time to time, the Company has been the subject of such claims. Bausch & Lomb has agreed to indemnify the Company up to an aggregate amount of $28.5 million against any claims and losses from defects in the design, manufacture or production of any product sold by S-O prior to the Acquisition. While the Company currently has one product liability claim pending, Bausch & Lomb is contractually obligated to indemnify the Company for this claim. There can be no assurance that product liability claims will not be asserted against the Company in the future. Although the Company maintains product liability insurance with coverage limits of $1.0 million per occurrence and $1.0 million in the aggregate per year, there can be no assurance that this coverage will be adequate to protect the Company against future product liability claims. In addition, product liability insurance is expensive and there can be no assurance that, in the future, product liability insurance will be available to the Company in amounts or on terms satisfactory to the Company, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Product Liability and Legal Proceedings; Insurance."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors including, without limitation, competition; changes in regulatory requirements or other regulatory issues; the volume and timing of orders from, and shipments to, international distributors; market acceptance of the Company's products; changes in pricing policies or price reductions by the Company or its competitors; variations in the Company's distribution channels or the mix of product sales; the timing of new product announcements and product introductions by the Company or its competitors; product obsolescence resulting from new product introductions or changes in customer demand; expenses associated with the acquisition of technologies or businesses and currency fluctuations. While the Company engages in price discounting from time to time, significant discounts in a particular quarter could adversely affect the results of operations for such quarter. In addition, significant and continuing discounts due to competition or other factors could adversely affect the Company's business, operating results and financial condition. The Company has from time to time experienced decreased net sales in the third quarter of each year when compared to the second quarter due in part to fewer implant procedures performed during the summer vacation months. The Company has also experienced flat to slightly decreased net sales in the first quarter of each year when compared to the prior fourth quarter due in part to some increases in net sales during the fourth quarter largely as a result of the Company's increased marketing activities in the latter portion of the year. The impact of the foregoing factors may cause the Company's operating results to be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. Quarterly results are not necessarily indicative of future performance for any particular period, and there can be no assurance that the Company will attain or sustain growth in net sales and profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAIN MARKET ACCEPTANCE; LIMITED INSURANCE COVERAGE

     Dental implants have historically constituted a small percentage of the total market for dental restorative products and represent a relatively new form of dental restorative treatment. The dental implant procedure is invasive and typically takes three to six months to complete, and may take up to nine months in certain circumstances. This procedure also involves several consultations with the patient's dentist and one or more surgical procedures. In addition, in the United States and most other countries, the dental implants and related procedures generally are not covered under private or government sponsored health care plans, or, if covered, are subject to a cap on coverage that only covers a portion of the cost to the patient. Many competing products, such as bridges and dentures, are covered under such plans and are, in general, less expensive than dental implants. There can be no assurance concerning the extent to which the Company's implant products will be reimbursed under health care plans in the future. The absence of insurance coverage and the cost of implants may adversely impact the market for dental implants. Due to the foregoing factors, there can be no assurance that the demand for implant products such as the Company's will continue at current levels or will increase relative to the demand for alternative restorative products. See "Business -- Industry Background" and
"-- Customers, Marketing and Sales."

RISK OF INTERRUPTION OF MANUFACTURING

     The Company's manufacturing facilities include a Class 10,000 clean room and extensive specialized equipment and are subject to the current QSR regulations. The cutting, machining and initial cleaning of the Company's products take place at leased facilities a short distance from the Company's headquarters in Yorba Linda, California. Final cleaning, sterilization, assembly (in certain circumstances), packaging, coating and testing take place at the Company's headquarters. If a disaster (such as an earthquake or fire) were to destroy or significantly damage this facility, the Company would need to repair its existing facility or develop a new facility and obtain the necessary regulatory approvals of the facility, which could take a substantial period of time. Customer orders would have to be supplied from limited inventory. While the Company has business interruption insurance to cover a portion of this loss, such insurance would not compensate the Company for the loss of opportunity and the potential adverse impact on relations with existing customers created by an inability to deliver its products. In addition, certain of the leases for the Company's manufacturing facilities expire in December 1997 or can be terminated on relatively short notice. The loss of the Company's manufacturing capability from a disaster or the untimely termination of any of the leases for the Company's manufacturing facilities would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

DEPENDENCE ON PROPRIETARY RIGHTS

     The Company relies to some extent on proprietary technology, which it protects primarily through trade secret and other intellectual property laws, proprietary know-how, licensing arrangements, patents and non-disclosure agreements with employees. The Company currently holds five United States patents relating to its products and has applications pending for seven additional United States patents. In addition, the Company currently licenses a number of patents relating to the DIA Anatomic Abutment and Bio-Esthetic Abutment systems and the Immediate Impression Implant. There can be no assurance that any future patents or licenses will be issued, that any issued patents or other intellectual property rights of the Company will provide meaningful protection for the Company's proprietary technology or that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation by third parties in the United States or abroad. In addition, there can be no assurances that infringement claims will not be asserted against the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation and a diversion of management's efforts, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. Furthermore, if infringement was established, the Company could be required to pay damages or be enjoined from making, using or selling the infringing product. Any of the foregoing could have a material adverse effect upon the Company's business, financial condition and results of operations. See
"Business -- Proprietary Rights."

DEPENDENCE UPON KEY PERSONNEL

     The Company's success depends in significant part upon the continued service of its key management and marketing personnel, particularly its executive officers. The Company is dependent on its ability to identify, hire, train, integrate, retain and motivate high quality personnel. The industry in which the Company competes is characterized by intense competition for skilled personnel. The Company's employees may terminate their employment with the Company at any time. Accordingly, there can be no assurance that any of the Company's current employees will continue to work for the Company. Loss of services of key employees could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATED ENTITIES

     The Company's directors, executive officers and certain of their affiliates will, in the aggregate, beneficially own approximately 41.6% of the Company's outstanding shares of Common Stock following the completion of the Offering (or approximately 39.2% if the Underwriters exercise their over-allotment option in full). The 1818 Fund II, L.P., which is represented by three members of the Company's Board of Directors, will beneficially own 38.0% of the Company's outstanding shares of Common Stock following the completion of the Offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Certain Transactions" and "Principal Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained for the Common Stock after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The stock market has experienced extreme price and volume fluctuations that have in the past particularly affected the market price for many medical device companies, and that have, on occasion, been unrelated to the operating performance of these companies. These broad market fluctuations, as well as other factors, may adversely affect the market price of the Company's Common Stock. The Company's net sales or results of operations in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. Furthermore, factors such as announcements of acquisitions; general economic conditions; quarterly fluctuations in financial results and market conditions for stocks similar to that of the Company; new products or product enhancements by the Company or its competitors; developments in patents or other intellectual property rights; changes in the Company's relationships with distributors and suppliers and other factors could have significant impact on the market price of the Common Stock.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling and disposal of toxic or other hazardous substances, chemicals, materials or waste. Small amounts of hazardous substances are used in the Company's manufacturing process, and the Company contracts with third parties for the disposal of such waste. Any failure to comply with current or future regulations could result in civil penalties or criminal fines being imposed on the Company, or its officers, directors or employees, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur expenses to comply with environmental regulations. Any failure by the Company to properly manage the use, disposal or storage of, or adequately restrict the release of, hazardous or toxic substances could subject the Company to significant liabilities. See
"Business -- Manufacturing."

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Board of Directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of Preferred Stock in one or more classes or series, and to fix the rights and preferences of such Preferred Stock. The Company's Certificate of Incorporation, as amended, (the "Certificate") provides for staggered terms for members of the Board of Directors and does not permit stockholders to act without a meeting. The Company is also subject to provisions of Delaware corporate law that, subject to certain exceptions, will prohibit the Company from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of the Company's Common Stock (an "Interested Stockholder") for a period of three years following the time that such person became an Interested Stockholder, unless the business combination is approved in a prescribed manner. In addition, the Company's bylaws, as amended (the "Bylaws"), establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of Delaware law and of the Company's Certificate and Bylaws may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the prevailing market price and may adversely affect the market price, and the voting and other rights of the holders, of the Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon the completion of the Offering, the Company will have a total of 10,933,547 shares of Common Stock outstanding, of which only the 4,700,000 shares offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 6,233,547 shares are "restricted securities" as defined by Rule 144 promulgated under the Securities Act, of which 4,800,000 shares will be eligible for sale in the public market in reliance on Rule 144 (subject to the volume and other applicable restrictions of Rule 144) commencing 90 days following the date of this Prospectus. The holders of all of such shares, however, have agreed not to dispose of their shares until 180 days after the date of this Prospectus. Upon the consummation of the Offering, approximately 959,350 shares will be issuable upon exercise of outstanding options. Following the Offering, the Company intends to file a registration statement covering shares of Common Stock reserved for issuance under outstanding options and under the 1997 Plan. Subject to Rule 144 volume limitations applicable to affiliates, such shares will be available for sale in the open market at the time they are exercised by the holder thereof. See "Management -- Compensation Plans and Arrangements," "Principal Stockholders" and "Shares Eligible for Future Sale."

DILUTION

     Purchasers of the Common Stock in the Offering will suffer an immediate and substantial dilution of $13.43 per share in the pro forma net tangible book value of the Common Stock from the initial public offering price. Moreover, to the extent outstanding options or warrants to purchase the Company's Common Stock are exercised in the future, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 4,700,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $64.9 million ($74.7 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share.

     The Company intends to use approximately $15.2 million of the net proceeds from the Offering to redeem all outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock not converting into Common Stock in the Preferred Stock Conversion upon consummation of the Offering. The Company also intends to use approximately $12.8 million of the net proceeds of the Offering to repay the Subordinated Notes. Assuming the Offering closes on October 31, 1997, the Company estimates that it will be required to pay $2.9 million of accrued dividends on the Preferred Stock and $1.7 million and $1.8 million of accrued interest and prepayment penalties, respectively, in connection with the early retirement of the Subordinated Notes. Interest on the Subordinated Notes is payable in quarterly installments and the outstanding principal amounts are due and payable in May 2003. The proceeds from the Subordinated Notes were used to fund the acquisition of the Company in November 1996. See "Certain Transactions."

     The Company intends to use any remaining net proceeds of the Offering to repay the outstanding indebtedness under the Bank Facility, which includes an $18.3 million revolving credit line, $7.5 million term loan, $5.0 million working capital line and $3.0 million capital expenditure line. Interest accrues on such indebtedness as follows: (i) the reference rate announced by the First Bank of Chicago as its base rate (the "Reference Rate") plus 1.5% per annum or the LIBOR rate plus 3.0% per annum on the revolving credit line, (ii) the Reference Rate plus 2.0% per annum or the LIBOR rate plus 3.75% per annum on the term loan, (iii) the Reference Rate plus 1.5% per annum or the LIBOR rate plus 2.75% per annum on the working capital line and (iv) the Reference Rate plus 1.5% per annum or the LIBOR rate plus 3.0% per annum on the capital expenditure line. The outstanding principal amounts on the revolving credit line, term loan, working capital line and capital expenditure line are due on November 15, 2001, November 15, 2002, November 15, 1999 and November 15, 2002, respectively. The proceeds of the Bank Facility, other than the working capital and capital expenditure lines, were used to fund the Acquisition in November 1996.

     Any remaining proceeds from the Offering will be used for working capital and other general corporate purposes. Pending the uses outlined above, the net proceeds are expected to be invested in short-term, interest-bearing investment grade or United States government securities.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock. The Company currently intends to retain earnings to finance its operations and future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's Bank Facility prohibits the payment of dividends without the consent of the lenders thereunder.

                                 CAPITALIZATION

     The following table sets forth the actual and pro forma capitalization of the Company as of June 30, 1997. See "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                         AS OF JUNE 30, 1997
                                                                       ------------------------
                                                                       ACTUAL      PRO FORMA(1)
                                                                       -------     ------------
                                                                            (IN THOUSANDS)
Cash and cash equivalents............................................  $    61       $  2,408
                                                                       =======       ========
Long-term debt (including current portion)(2):
  Bank Facility......................................................  $30,376             --
  16% Series A Subordinated Notes....................................   10,168             --
  14% Series B Subordinated Notes....................................    2,501             --
  Class A 8.8% Cumulative Redeemable Preferred Stock, $.0001 par
     value, 100,000 shares authorized; 22,000 shares issued and outstanding actual; and no shares issued and outstanding pro
     forma...........................................................   22,161             --
  Class B 8.0% Cumulative Convertible Preferred Stock, $.0001 par
     value, 10,000 shares authorized, issued and outstanding actual;
     and no shares issued and outstanding pro forma..................   10,500             --
  Class C 8.0% Junior Cumulative Redeemable Preferred Stock, $.0001
     par value, 3,200 shares authorized, 3,185 shares issued and outstanding actual; and no shares issued and outstanding pro
     forma...........................................................    3,153             --

Stockholder's equity (deficit):
  Common Stock, $.0001 par value, 35,000,000 shares authorized;
     50,000(3) issued and outstanding actual; and 10,933,547(4)
     shares issued and outstanding pro forma.........................       --       $      1
  Additional paid-in capital.........................................    1,909         88,659
     Accumulated deficit.............................................   (3,055)       (11,105)(5)
                                                                       -------       --------
          Total stockholders' equity (deficit).......................   (1,146)        77,555
                                                                       -------       --------
          Total capitalization.......................................  $77,713       $ 77,555
                                                                       =======       ========

---------------

(1) Gives effect to the Preferred Stock Conversion and the Offering and the application of the estimated proceeds therefrom. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Data."

(2) Net of unamortized debt discount.

(3) Excludes 4,750,000 shares of Common Stock issuable upon the exercise of outstanding warrants, 733,350 shares of Common Stock issuable upon the exercise of outstanding options and 1,433,547 shares of Common Stock issuable in connection with the Preferred Stock Conversion.

(4) Excludes 959,350 shares of Common Stock issuable upon the exercise of outstanding options.

(5) Includes the effect of an extraordinary charge of $7.8 million, net of related tax benefit, relating to (i) the elimination of deferred financing costs associated with the repayment of the Subordinated Notes and the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge related to the Preferred Stock Conversion and (iii) the prepayment penalties incurred in connection with the repayment of the Subordinated Notes. Also includes a compensation charge related to options granted below the fair value per share at the date of grant, which options vest immediately upon consummation of the Offering.

                                    DILUTION

     As of June 30, 1997, the net tangible book value (deficit) of the Company was approximately $(45,913,000), or $(7.37) per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of shares of Common Stock outstanding, assuming the conversion of 17,471 shares of Class A Preferred Stock and 2,527 shares of Class C Preferred Stock into 1,433,547 shares of Common Stock on that date. After giving effect to the sale of 4,700,000 shares of Common Stock offered by the Company hereby and the receipt of the net proceeds therefrom at an assumed initial public offering price of $15.00 per share, the pro forma net tangible book value of the Company as of June 30, 1997, would have been approximately $16,560,000 or $1.57 per share of Common Stock. This represents an immediate increase in net tangible book value of $8.94 per share to existing stockholders and an immediate dilution of $13.43 per share to new investors. The following table illustrates this per share dilution:

    Assumed initial public offering price per share....................             $15.00
      Net tangible book value (deficit) per share before the
         Offering......................................................  $(7.37)
      Increase per share attributable to new investors.................    8.94
                                                                         ------
    Pro forma net tangible book value per share after the Offering.....               1.57
                                                                                    ------
    Dilution per share to new investors................................             $13.43
                                                                                    ======

     As of August 26, 1997, options to purchase an aggregate of 733,350 shares of Common Stock were outstanding at a weighted average exercise price of $0.58 per share. The computations in the foregoing table assume no exercise of these stock options. To the extent these options or warrants are exercised, there will be further dilution to new investors. See Note 9 of Notes to Consolidated Financial Statements.

     The following table summarizes, on a pro forma basis as of June 30, 1997, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares in the Offering (assuming an initial public offering price of $15.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses).

                                   SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                ----------------------     -----------------------       PRICE
                                  NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                ----------     -------     -----------     -------     ---------
    Existing stockholders.....   6,233,547       57.0%     $20,000,960       22.1%      $  3.21
    New investors.............   4,700,000       43.0       70,500,000       77.9         15.00
                                ----------      -----      -----------      -----
              Total...........  10,933,547      100.0%     $90,500,960      100.0%
                                ==========      =====      ===========      =====

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited condensed consolidated pro forma financial data (the "Unaudited Pro Forma Financial Data") as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 is prepared from the application of pro forma adjustments to data derived from the unaudited historical consolidated financial statements of the Company. The unaudited condensed consolidated pro forma financial data for the year ended December 31, 1996 is prepared from the application of pro forma adjustments to data derived from the audited historical consolidated financial statements for the period from January 1 through November 15, 1996 of the Company's predecessor, S-O, a wholly-owned subsidiary of Bausch & Lomb, and the period from November 16, 1996 through December 31, 1996 of the Company. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1996 and the year ended December 31, 1996 gives effect to: (i) the Acquisition, (ii) the Preferred Stock Conversion and
(iii) the Offering and application of the net proceeds therefrom, as if each transaction had occurred on January 1, 1996. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1997 gives effect to (ii) and (iii) as if each had occurred on January 1, 1997. The unaudited pro forma condensed consolidated balance sheet gives effect to (ii) and (iii) as if each had occurred on June 30, 1997. The adjustments are described in the accompanying footnotes. The Unaudited Pro Forma Financial Data does not purport to represent what the Company's results of operations actually would have been if those transactions had been consummated on the date or for the periods indicated, or what such results will be for any future date or for any future period. The Unaudited Pro Forma Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Registration Statement.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                      JAN. 1,      NOV. 16,
                                       1996          1996
                                      THROUGH       THROUGH      COMBINED
                                     NOV. 15,      DEC. 31,     YEAR ENDED
                                       1996          1996      DECEMBER 31,   ACQUISITION      OFFERING
                                   (PREDECESSOR)   (COMPANY)       1996       ADJUSTMENTS     ADJUSTMENTS     PRO FORMA
                                   -------------   ---------   ------------   -----------     -----------     ----------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................     $28,108       $ 4,089      $ 32,197       $               $             $   32,197
Cost of sales....................       7,430         1,356         8,786                                          8,786
                                      -------        ------       -------       -------         -------       ----------
Gross profit.....................      20,678         2,733        23,411                                         23,411
Selling, general and
  administrative expense.........      14,791         1,929        16,720           501(1)                        17,221
Research and development
  expense........................       2,116           352         2,468                                          2,468
Interest expense.................                     1,065         1,065         7,612(2)       (8,677)(3)           --
                                      -------        ------       -------       -------         -------       ----------
Income (loss) before income
  taxes..........................       3,771          (613)        3,158        (8,113)          8,677            3,722
Income taxes.....................       1,852                       1,852                          (363)(4)        1,489
                                      -------        ------       -------       -------         -------       ----------
Net income (loss)(5).............     $ 1,919       $  (613)     $  1,306       $(8,113)        $ 9,040       $    2,233
                                      =======        ======       =======       =======         =======       ==========
Net income per share(5)(6).......                                                                             $     0.19
                                                                                                              ==========
Shares outstanding(6)............                                                                             11,638,541

OTHER DATA:
EBITDA(7)........................                                                                             $    6,076
Depreciation.....................                                                                                    844
Amortization.....................                                                                                  1,510
Capital expenditures.............                                                                                  2,207

---------------

(1) Reflects the effect of additional amortization of $59.2 million of tax-deductible goodwill recorded in connection with the Acquisition, which amounts to approximately $1.5 million annually, for the period from January 1, 1996 through November 15, 1996.

(2) Reflects the increase in interest expense and amortization of deferred financing costs related to the Subordinated Notes, the Bank Facility and the mandatorily redeemable Preferred Stock issued in connection with the Acquisition assuming the Acquisition occurred on January 1, 1996.

(3) Reflects the reduction in interest expense as a result of the redemption of all outstanding shares of mandatorily redeemable Preferred Stock not converting into Common Stock in the Preferred Stock Conversion and the repayment of the Subordinated Notes and the Bank Facility. Also reflects a reduction in interest expense due to the elimination of dividends on the mandatorily redeemable Preferred Stock as a result of the Preferred Stock Conversion.

(4) Reflects adjustment to increase pro forma income tax expense to result in an effective income tax rate of 40%.

(5) Excludes the effect of an extraordinary charge of $7.8 million, net of the related tax benefit, relating to (i) the elimination of deferred financing costs associated with the repayment of the Subordinated Notes and the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge related to the Preferred Stock Conversion and (iii) the prepayment penalties incurred in connection with the repayment of Subordinated Notes.

(6) Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and the application of the net proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $15.00 per share.

(7) The Company believes that EBITDA provides a useful comparison of period to period income; however, EBITDA should not be considered acceptable reporting under generally accepted accounting principles or as an alternative to income from operations or net income (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                        SIX MONTHS
                                                           ENDED          OFFERING
                                                       JUNE 30, 1997     ADJUSTMENTS       PRO FORMA
                                                       -------------     -----------       ----------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                           DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................................     $19,334          $               $   19,334
Cost of sales........................................       5,148                               5,148
                                                          -------          -------         ----------
Gross profit.........................................      14,186                              14,186
Selling, general and administrative expense..........      10,966                              10,966
Noncash compensation expense.........................           8              346(1)             354
Research and development expense.....................       1,322                               1,322
Interest expense.....................................       4,332           (4,332)(2)
                                                          -------          -------         ----------
Income (loss) before income taxes....................      (2,442)           3,986              1,544
Income taxes.........................................          --              618(3)             618
                                                          -------          -------         ----------
Net income (loss)(4).................................     $(2,442)         $ 3,368         $      926
                                                          =======          =======         ==========
Net income per share(4)(5)...........................                                      $     0.08
                                                                                           ==========
Shares outstanding(5)................................                                      11,638,541

OTHER DATA:
EBITDA(6)............................................                                      $    2,988
Depreciation.........................................                                             575
Amortization.........................................                                             869
Capital expenditures.................................                                           1,018

---------------

(1) Reflects compensation expense in connection with options granted in May 1997 below the fair value per share at the date of grant, which options vest immediately upon consummation of the Offering.

(2) Reflects the reduction in interest expense as a result of the redemption of all outstanding shares of mandatorily redeemable Preferred Stock not converting into Common Stock in the Preferred Stock Conversion and the repayment of the Subordinated Notes and the Bank Facility. Also reflects a reduction in interest expense due to the elimination of dividends on the mandatorily redeemable Preferred Stock as a result of the Preferred Stock Conversion.

(3) Reflects adjustment to increase pro forma income tax expense to result in an effective income tax rate of 40%.

(4) Excludes the effect of an extraordinary charge of $7.8 million, net of the related tax benefit, relating to (i) the elimination of deferred financing costs associated with the repayment of the Subordinated Notes and the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge related to the Preferred Stock Conversion and (iii) the prepayment penalties incurred in connection with the repayment of Subordinated Notes.

(5) Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and application of the net proceeds therefrom were consummated on January 1, 1997. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $15.00 per share.

(6) The Company believes that EBITDA provides a useful comparison of period to period income; however, EBITDA should not be considered acceptable reporting under generally accepted accounting principles or as an alternative to income (loss) from operations or net income (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                              SIX MONTHS
                                                 ENDED       ACQUISITION      OFFERING
                                             JUNE 30, 1996   ADJUSTMENTS     ADJUSTMENTS      PRO FORMA
                                             -------------   -----------     -----------      ----------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..................................     $15,744       $               $               $   15,744
Cost of sales..............................       4,226                                            4,226
                                                -------         -------         -------       ----------
Gross profit...............................      11,518                                           11,518
Selling, general and administrative               8,224             285(1)                         8,509
  expense..................................
Research and development expense...........       1,255                                            1,255
Noncash compensation expense...............
Interest expense...........................                       4,318(2)       (4,318)(3)           --
                                                -------         -------         -------       ----------
Income (loss) before income taxes..........       2,039          (4,603)          4,318            1,754
Income taxes...............................       1,003                            (301)(4)          702
                                                -------         -------         -------       ----------
Net income.................................     $ 1,036       $  (4,603)      $   4,619       $    1,052
                                                =======         =======         =======       ==========
Net income per share(5)....................                                                   $     0.09
                                                                                              ==========
Shares outstanding(5)......................                                                   11,638,541

OTHER DATA:
EBITDA(6)..................................                                                   $    2,896
Depreciation...............................                                                          352
Amortization...............................                                                          790
Capital expenditures.......................                                                        1,286

---------------

(1) Reflects the effect of additional amortization of $59.2 million of tax-deductible goodwill recorded in connection with the Acquisition, which amounts to approximately $1.5 million annually, for the period from January 1, 1996 through June 30, 1996.

(2) Reflects the increase in interest expense and amortization of deferred financing costs related to the Subordinated Notes, the Bank Facility and mandatorily redeemable Preferred Stock issued in connection with the Acquisition assuming the Acquisition had occurred on January 1, 1996.

(3) Reflects the reduction in interest expense as a result of the redemption of all outstanding shares of mandatorily redeemable Preferred Stock not converting into Common Stock in the Preferred Stock Conversion and the repayment of the Subordinated Notes and the Bank Facility. Also reflects a reduction in interest expense due to the elimination of dividends on the mandatorily redeemable Preferred Stock as a result of the Preferred Stock Conversion.

(4) Reflects adjustment to increase pro forma income tax expense to result in an effective income tax rate of 40%.

(5) Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and the application of proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $15.00 per share.

(6) The Company believes that EBITDA provides a useful comparison of period to period income; however, EBITDA should not be considered acceptable reporting under generally accepted accounting principles or as an alternative to income (loss) from operations or net income (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
                                 JUNE 30, 1997

                                     ASSETS

                                           AT JUNE    PREFERRED STOCK
                                             30,        CONVERSION           OFFERING
                                            1997        ADJUSTMENTS         ADJUSTMENTS       PRO FORMA
                                           -------    ---------------       -----------       ---------
                                                                  (IN THOUSANDS)
Current assets
  Cash and cash equivalents............    $    61        $                   $  2,347(1)      $  2,408
  Accounts receivable, net.............      7,083                                                7,083
  Inventories..........................      6,062                                                6,062
  Prepaid expenses and other current
     assets............................        305                                                  305
                                           -------        --------            --------         --------
     Total current assets..............     13,511                               2,347           15,858
Fixed assets, net......................      5,128                                                5,128
Goodwill, net..........................     59,352                                               59,352
Other assets...........................      5,415                              (3,008)(2)        2,407
                                           -------        --------            --------         --------
     Total assets......................    $83,406        $                   $   (661)        $ 82,745
                                           =======        ========            ========         ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
  Current portion of long-term debt....    $ 3,269        $                   $ (3,269)(3)     $
  Accounts payable.....................      2,091                                                2,091
  Accrued liabilities..................      3,114                                (503)(3)        2,611
  Customer advances....................        488                                                  488
                                           -------        --------            --------         --------
     Total current liabilities.........      8,962                              (3,772)           5,190
Long-term debt.........................     39,776                             (39,776)(3)
Mandatorily redeemable Preferred
  Stock................................     35,814         (20,000)(4)         (15,814)(5)
                                           -------        --------            --------         --------
     Total liabilities.................     84,552         (20,000)            (59,362)           5,190
                                           -------        --------            --------         --------
Stockholders' equity (deficit)
  Common Stock and additional paid-in
     capital...........................      1,909          21,505(4)           65,246(6)        88,660
  Accumulated deficit..................     (3,055)         (1,505)(4)(7)       (6,545)(7)      (11,105)
                                           -------        --------            --------         --------
     Total stockholders' equity
       (deficit).......................     (1,146)         20,000              58,701           77,555
                                           -------        --------            --------         --------
     Total liabilities and
       stockholders' equity............    $83,406        $                   $   (661)        $ 82,745
                                           =======        ========            ========         ========

---------------
(1) Reflects the increase in cash and cash equivalents equal to the net proceeds from the Offering less the redemption of mandatorily redeemable Preferred Stock and repayment of the Subordinated Notes and the Bank Facility upon consummation of the Offering.

(2) Reflects write-off of debt issue costs and Preferred Stock issue costs of $4.8 million, less deferred income tax asset of $1.6 million recorded for the extraordinary charge discussed in footnote 7.

(3) Reflects the repayment of the Subordinated Notes and the Bank Facility upon consummation of the Offering.

(4) Reflects the Preferred Stock Conversion upon consummation of the Offering and the extraordinary charge related thereto.

(5) Reflects the redemption upon consummation of the Offering of all shares of mandatorily redeemable Preferred Stock not converting into Common Stock in the Preferred Stock Conversion.

(6) Reflects the application of the net proceeds from the Offering and the value of options issued below fair value at the date of grant, which options vest immediately upon consummation of the Offering.

(7) Reflects an extraordinary charge of $7.8 million, net of the related tax benefit, relating to the elimination of deferred finance costs associated with (i) the repayment of the Subordinated Notes and the Bank Facility and the conversion and redemption of all mandatorily redeemable Preferred Stock,
    (ii) the charge related to the Preferred Stock Conversion and (iii) the prepayment penalties incurred in connection with the repayment of the Subordinated Notes. Also reflects a compensation charge related to options granted in May 1997 below the fair value per share at the date of grant, which options vest immediately upon consummation of the Offering.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statement of operations data for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996 and the selected consolidated balance sheet data as of December 31, 1995 and 1996 are derived from the audited Consolidated Financial Statements included elsewhere in this Prospectus. The selected consolidated statement of operations data for the six months ended June 30, 1996 and 1997 and the selected consolidated balance sheet data as of June 30, 1996 and 1997 are derived from unaudited Consolidated Financial Statements included elsewhere in this Prospectus. The selected consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the selected consolidated balance sheet data as of December 31, 1992 and 1993, are derived from the unaudited Consolidated Financial Statements not included in this Prospectus, which Consolidated Financial Statements were prepared by management of the Company on the same basis as the audited Consolidated Financial Statements included elsewhere herein and, in the opinion of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth below. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Company uses a 52/53 week fiscal year ending on the last Saturday in December. As a result, fiscal periods may not end on the same day as the end of the respective calendar periods.

                                                                                            COMPANY
                                                      PREDECESSOR(1)                      ------------   PREDECESSOR    COMPANY
                                   ----------------------------------------------------   NOVEMBER 16,   -----------   ----------
                                                                            JANUARY 1,        1996       SIX MONTHS    SIX MONTHS
                                          YEAR ENDED DECEMBER 31,            THROUGH        THROUGH         ENDED        ENDED
                                   -------------------------------------   NOVEMBER 15,   DECEMBER 31,    JUNE 30,      JUNE 30,
                                    1992      1993      1994      1995         1996         1996(2)         1996        1997(3)
                                   -------   -------   -------   -------   ------------   ------------   -----------   ----------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................  $12,735   $16,845   $22,168   $27,361     $ 28,108      $    4,089      $15,744     $   19,334
  Cost of sales..................    4,042     5,127     6,666     7,865        7,430           1,356        4,226          5,148
                                   -------   -------   -------   -------      -------     -----------      -------     -----------
  Gross profit...................    8,693    11,718    15,502    19,496       20,678           2,733       11,518         14,186
  Selling, general and
    administrative expense.......    6,164     8,698    11,393    14,241       14,791           1,929        8,224         10,974
  Research and development
    expense......................    1,218     1,618     1,781     2,225        2,116             352        1,255          1,322
                                   -------   -------   -------   -------      -------     -----------      -------     -----------
  Income from operations.........    1,311     1,402     2,328     3,030        3,771             452        2,039          1,890
  Interest expense...............       45        50        --        --           --           1,065           --          4,332
                                   -------   -------   -------   -------      -------     -----------      -------     -----------
  Income (loss) before income
    taxes........................    1,266     1,352     2,328     3,030        3,771            (613)       2,039         (2,442)
  Income taxes...................      506       836     1,253     1,572        1,852              --        1,003             --
                                   -------   -------   -------   -------      -------     -----------      -------     -----------
  Net income (loss)..............  $   760   $   516   $ 1,075   $ 1,458     $  1,919      $     (613)     $ 1,036     $   (2,442)
                                   =======   =======   =======   =======      =======     ===========      =======     ===========
  Net (loss) per share(4)........                                                          $    (0.05)                 $    (0.20)
                                                                                          ===========                  ===========
  Shares outstanding(4)..........                                                          11,638,541                  11,638,541
OTHER DATA:
  EBITDA(5)......................  $ 1,492   $ 2,301   $ 3,523   $ 4,481     $  5,281      $      795      $ 2,896     $    3,334
  Depreciation...................      181       161       363       595          712             132          352            575
  Amortization(6)................       --       738       832       856          798             211          505            869
  Capital expenditures...........      191       311     1,702     1,190        1,957             250        1,286          1,018

                                                                               PREDECESSOR(1)
                                                                    ------------------------------------          COMPANY
                                                                                                           ----------------------
                                                                                DECEMBER 31,                               JUNE
                                                                    ------------------------------------   DECEMBER 31,     30,
                                                                     1992     1993      1994      1995       1996(2)      1997(3)
                                                                    ------   -------   -------   -------   ------------   -------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................................  $   --   $    --   $   155   $   120     $    220     $    61
  Working capital.................................................     502     1,629     4,585     4,706        2,357       4,549
  Total assets....................................................   4,266    31,796    33,764    35,648       79,627      83,406
  Total long-term debt and mandatorily redeemable Preferred
    Stock(7)......................................................      --        --        --        --       73,642      78,859
  Total stockholder's equity (deficit)/Predecessor equity.........   1,058    27,220    30,698    32,588        1,288      (1,146)

---------------

(1) Represents the historical financial data of the Company's predecessor, S-O, a wholly-owned subsidiary of Bausch & Lomb. For 1992, represents the historical financial data of S-O's predecessor.

(2) Includes the results of operations and the assets of S-O subsequent to the Acquisition in November 1996.

(3) Includes the results of operations of the dental business of Interpore subsequent to its acquisition in May 1997.

(4) Share and per share data are not considered meaningful since S-O operated as a wholly-owned subsidiary of Bausch & Lomb from 1993 through November 15, 1996.

(5) The Company believes that EBITDA provides a useful comparison of period to period income; however, EBITDA should not be considered acceptable reporting under generally accepted accounting principles or as an alternative to income (loss) from operations or net income (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) Includes the effect of amortization of $59.2 million of goodwill recorded in connection with the Acquisition, which is being amortized over a 40 year period and is tax deductible.

(7) Includes current portion of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Historical and pro forma results of operations, percentage relationships and any trends that may be inferred from the discussion below are not necessarily indicative of the operating results for any future period.

GENERAL

     Steri-Oss develops, manufactures and markets a broad line of dental implants, abutments and related surgical instruments for distribution in North America, Europe/the Middle East, Asia and Central and South America. The Company's products are used by oral surgeons, periodontists and implantologists who typically perform the implant surgery, as well as general practitioners and prosthodontists who usually prepare the crown or other prosthetic device that fits on the abutment. In North America, the Company sells its products through its direct sales force consisting of over 40 persons. Internationally, the Company sells its products through 26 independent distributors in more than 35 countries.

     The Company's predecessor sold its first dental implant in 1986 and was acquired by the Company from Bausch & Lomb in November 1996. In May 1997, the Company acquired the dental operations of Interpore. The Company accounted for each of its acquisitions as a purchase for financial reporting purposes and, as a result, the Company's consolidated statement of operations data includes the operating results of the acquired companies and assets from their respective dates of acquisition. In connection with the Acquisition, the Company recorded $59.2 million in goodwill, which is being amortized by the Company over a 40-year period, resulting in tax-deductible amortization of approximately $1.5 million per year.

     The Company's products are purchased by dental professionals who bill the patients directly for the implant procedure. In the United States and most other countries, implants generally are not covered by health insurance and, as a result, the patient is responsible for payment to the dental professional. While certain competitive implants are less expensive than the Company's implants, the Company believes its prices are competitive with other high-quality implant products. Due in part to the importance of quality and customer service and to the minor cost of the implant relative to the cost of the implant procedure, the Company does not believe that price is a major competitive factor. The Company does, however, provide its customers, particularly its international distributors, with discounts. The Company uses such discounts to encourage international distributors to increase their marketing activities and training programs. The Company has experienced some decline in the average selling price of its products over the last several years, the effect of which has been partially offset by a reduction in the Company's cost of goods sold as a percentage of net sales. While the Company does not anticipate any material declines in its average selling prices, any such declines could adversely affect the Company's net sales, results of operations and cash flows.

     Approximately 53.2% of the Company's net sales for the six months ended June 30, 1997 were attributable to dental implants, while abutments and surgical instrument sales accounted for approximately 30.4% and 16.4% of net sales, respectively, for the same period. In general, dental implants have the highest gross margins followed by abutments, which have slightly lower gross margins. The gross margins on surgical instruments are significantly lower than on dental implants and abutments because the Company often discounts its surgical instruments to encourage dental professionals using competitors' products to switch to the Company's implant systems. The Company generally experiences higher gross margins on new products and the Company seeks to generate a significant portion of its net sales in any particular year from recently introduced products.

     International sales (sales outside the United States and Canada) constituted approximately 41.2% and 41.1% of the Company's net sales during 1996 and for the six months ended June 30, 1997, respectively. The Company anticipates that international sales will continue to constitute a significant portion of the Company's net sales in the future. Substantially all of the Company's international net sales are to independent distributors. In particular, Metalor and its affiliates accounted for approximately 12.2% of the Company's net sales during 1996 and 13.9% for the six months ended June 30, 1997. Although the Company's international sales are currently denominated in United States dollars, fluctuations in currency exchange rates could impact the Company's net sales or profitability in certain countries.

     Prior to 1993, the Company outsourced most of its manufacturing to independent vendors. In 1993, the Company leased a new manufacturing facility and purchased equipment for the purpose of bringing its manufacturing in-house. In addition, the Company undertook other measures designed to reduce manufacturing costs and increase operating efficiencies. Primarily as a result of these actions, the Company reduced cost of sales from 30.1% in 1994 to 26.6% for the six months ended June 30, 1997. Currently, the Company manufactures substantially all of its implants.

     While the Company's annual net sales have increased 152.8% from 1992 to 1996, reflecting a five year compounded annual growth rate of 26.1%, the Company's net sales and results of operations have experienced quarterly fluctuations. The Company's sales in the third quarter of each year have been historically lower than in the prior quarter. The Company believes the lower third quarter sales are due in part to fewer implant procedures performed during the summer vacation months. The Company has also experienced some increases in net sales during the fourth quarter followed by lower to flat first quarter sales primarily due to the Company's increased marketing activities in the latter portion of the year.

     The Company's results of operations are affected by a variety of factors. If the Company were to experience pricing pressure, an adverse shift in product mix, increased cost of sales, increased discounts to distributors, increased manufacturing costs or adverse changes in governmental regulations, such factors could adversely affect the Company's financial condition and results of operations.

RESULTS OF OPERATIONS

     Effective November 16, 1996, the Company acquired its predecessor, S-O. The historical data of S-O and the Company are not comparable in certain respects. Accounting for the acquisition of S-O and the Company have resulted in material differences due to a change in the basis of accounting between S-O and the Company. The Company's results of operations since November 16, 1996 have been affected by an increase in interest expense, amortization of goodwill and debt issuance costs, and depreciation of fixed assets having a new cost basis. The income tax expense shown in the statement of operations data for the periods prior to the acquisition of the Company is the estimated amount that the Company's predecessor would have incurred on a stand-alone basis. The results of operations of the Company's predecessor for the period January 1, 1996 through November 15, 1996 have been combined with the results of operations of the Company for the period November 16, 1996 through December 31, 1996 to present the results of operations for the year ended December 31, 1996. See "Unaudited Pro Forma Consolidated Financial Data."

     The following table sets forth for the periods indicated certain consolidated statements of operations data, as a percentage of the Company's net sales:

                                                                                     SIX MONTHS
                                                            YEARS ENDED                 ENDED
                                                           DECEMBER 31,               JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
STATEMENT OF OPERATIONS DATA:
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales......................................   30.1      28.7      27.3      26.8      26.6
                                                     -----     -----     -----     -----     -----
Gross profit.......................................   69.9      71.3      72.7      73.2      73.4
Selling, general and administrative expense........   51.4      52.1      51.9      52.2      56.8
Research and development expense...................    8.0       8.1       7.7       8.0       6.8
                                                     -----     -----     -----     -----     -----
Income from operations.............................   10.5      11.1      13.1      13.0       9.8
Interest expense...................................     --        --       3.3        --      22.4
Income (loss) before income taxes..................   10.5      11.1       9.8      13.0     (12.6)
Income taxes.......................................    5.7       5.8       5.8       6.4        --
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................    4.8%      5.3%      4.0%      6.6%    (12.6)%
                                                     =====     =====     =====     =====     =====
OTHER DATA:
EBITDA.............................................   15.9%     16.4%     18.9%     18.4%     17.2%
Amortization.......................................    3.8       3.1       3.1       3.2       4.5
Depreciation.......................................    1.6       2.2       2.6       2.2       3.0

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Net Sales. Net sales increased 22.8% from $15.7 million for the six months ended June 30, 1996 to $19.3 million for the six months ended June 30, 1997, primarily reflecting increased unit sales of dental implants and abutments. North American net sales increased by 25.2% for the six month period ended June 30, 1997 as compared to the comparable period in 1996 primarily due to sales of the Company's Replace Implant System introduced in March 1997 and, to a lesser extent, net sales attributable to the dental operations acquired from Interpore. International net sales increased by 19.5% during the six months ended June 30, 1997 as compared to the six months ended June 30, 1996, primarily due to increased sales in Germany, Korea, Japan and Taiwan.

     Gross Profit. Gross profit increased 23.2% from $11.5 million, or 73.2% of net sales, for the six months ended June 30, 1996 to $14.2 million, or 73.4% of net sales, for the six months ended June 30, 1997. The increase in gross profit was primarily due to the increase in sales across all product lines. The Company's expansion of its manufacturing capacity to include surgical drills and related products resulted in lower product costs. This margin improvement was partially offset by increased sales of Interpore products, which generally have lower margins than certain of the Company's other products.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 33.4% from $8.2 million, or 52.2% of net sales, for the six months ended June 30, 1996 to $11.0 million, or 56.8% of net sales, for the six months ended June 30, 1997. This increase was primarily due to the amortization of tax-deductible goodwill recorded in connection with the Acquisition, the addition of new sales and marketing personnel, and an increase in marketing, educational, accounting and financial expenses necessary to accommodate the Company's growth.

     Research and Development Expense. Although research and development expense remained constant at $1.3 million for each of the six month periods ended June 30, 1996 and 1997, research and development expense decreased as a percentage of net sales from 8.0% for the six months ended June 30, 1996 to 6.8% for the comparable six month period in 1997. Research and development expense during the six month period ended June 30, 1997 primarily consisted of compensation for engineering and regulatory personnel, project material costs, and clinical studies and FDA testing related to development activities. The Company expenses research and development costs when incurred.

     Interest Expense. Interest expense for the six months ended June 30, 1997 was $4.3 million, of which $2.3 million consisted of interest on indebtedness under the Company's Bank Facility and Subordinated Notes, $1.5 million consisted of accrued dividends on mandatorily redeemable Preferred Stock and $506,000 consisted of the amortization of deferred financing costs incurred in connection with the Acquisition. The Company had no interest expense during the six months ended June 30, 1996.

     Income Taxes. Income taxes were of $1.0 million for the six months ended June 30, 1996 reflecting the estimated amount the Company's predecessor would have incurred on a stand-alone basis. Prior to November 16, 1996, the Company's results of operations were included in the consolidated returns of Bausch & Lomb. The Company did not incur any income tax expense during the six months ended June 30, 1997 as a result of the Company's losses in that period. At June 30, 1997, the Company had net operating loss carryforwards of $2.0 million and $1.0 million for federal and California purposes, respectively, reflecting the amortization of tax-deductible goodwill recorded in connection with the Acquisition.

     Net Income (Loss). Net loss was $2.4 million, or (12.6)% of net sales, for the six months ended June 30, 1997 compared to net income of $1.0 million, or 6.6% of net sales, for the six months ended June 30, 1996, primarily as a result of increased interest expense and the amortization of tax-deductible goodwill recorded in connection with the Acquisition in November 1996.

     EBITDA. EBITDA increased 15.1% from $2.9 million for the six months ended June 30, 1996 to $3.3 million for the six months ended June 30, 1997. EBITDA represented 18.4% of the Company's net sales for the six months ended June 30, 1996 as compared to 17.2% of net sales for the comparable period in 1997.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales increased 17.7% from $27.4 million for the year ended December 31, 1995 to $32.2 million for the year ended December 31, 1996. North American net sales increased by 13.8% for the year ended December 31, 1996 as compared to the prior year due, in part, to the addition of new sales and marketing personnel to support new sales regions. International net sales increased by 23.7% in 1996 over 1995, reflecting growth in each of the Company's major sales regions. Sales of implant products increased by approximately $2.6 million in 1996 as compared to the prior year largely due to the introduction of implants coated with titanium plasma spray ("TPS") and increased sales and marketing support. In addition, the Company's continued marketing efforts towards improving sales of abutments resulted in an increase of approximately $2.2 million in net sales for such products.

     Gross Profit. Gross profit increased 20.1% from $19.5 million, or 71.3% of net sales, for the year ended December 31, 1995 to $23.4 million, or 72.7% of net sales, for the year ended December 31, 1996. The increase in gross margin was due to a shift in the Company's product mix toward higher margin implants and abutments. This improvement in gross margin was also due to the Company's 1996 expansion of its manufacturing capacity to increase its production of implants and abutments, resulting in lower product costs.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 17.4% from $14.2 million, or 52.1% of net sales, for the year ended December 31, 1995 to $16.7 million, or 51.9% of net sales, for the year ended December 31, 1996. This increase was primarily the result of the addition of new personnel in the Company's sales, marketing and education and accounting departments, increased charges from Bausch & Lomb as reimbursement for certain increased employee benefits, and increased media and advertising expenses.

     Research and Development Expense. Research and development expense increased 10.9% from $2.2 million, or 8.1% of net sales, for the year ended December 31, 1995 to $2.5 million, or 7.7% of net sales, for the year ended December 31, 1996, reflecting increased compensation for three additional engineering personnel as well as increased expenses associated with continued clinical studies and FDA testing.

     Interest Expense. Interest expense for the year ended December 31, 1996 was $1.1 million, reflecting interest on the Company's Bank Facility and Subordinated Notes and accrued dividends on mandatorily redeemable Preferred Stock, incurred and issued as part of the Acquisition. The Company had no interest expense prior to November 16, 1996.

     Income Taxes. Income taxes were $1.6 million and $1.9 million for the years ended December 31, 1995 and 1996, respectively, reflecting the amounts the Company's predecessor would have incurred on a stand-alone basis.

     Net Income. Net income decreased 10.4% from $1.5 million, or 5.3% of net sales, for the year ended December 31, 1995 to $1.3 million, or 4.0% of net sales, for the year ended December 31, 1996, primarily as a result of increased interest expense and amortization of tax-deductible goodwill recorded in connection with the Acquisition in November 1996.

     EBITDA. EBITDA increased 35.6% from $4.5 million for the year ended December 31, 1995 as compared to $6.1 million for the year ended December 31, 1996. This increase reflected increased gross profit commensurate with increased sales and operating efficiencies.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased 23.4% from $22.2 million for the year ended December 31, 1994 to $27.4 million for the year ended December 31, 1995. North American net sales increased by 18.3% for the year ended December 31, 1995 as compared to the prior year. International net sales improved by 32.4% in 1995 as compared to 1994. Growth in net sales occurred in each of the Company's major sales regions, in particular in the Middle East, reflecting the Company's expansion into Israel in March 1995. Sales of implant products increased by approximately $2.4 million in 1995 as compared to the prior year primarily due to the expansion of the Company's product line. In addition, the Company's strategic focus on improving sales of abutments generated approximately $2.3 million in net sales for such products.

     Gross Profit. Gross profit increased 25.8% from $15.5 million, or 69.9% of net sales, for the year ended December 31, 1994 to $19.5 million, or 71.3% of net sales, for the year ended December 31, 1995. The increase in gross profit is primarily due to increased sales of implants and abutments. The improvement in gross margin was primarily due to the development and expansion of the Company's implant manufacturing capacities and to a lesser extent due to increased efficiencies resulting from the implementation of new materials forecasting and master production scheduling software applications.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 25.0% from $11.4 million, or 51.4% of net sales, for the year ended December 31, 1994 to $14.2 million, or 52.1% of net sales, for the year ended December 31, 1995. This increase was primarily the result of hiring additional personnel in the sales and education, customer support and information systems departments. The Company also incurred increased expenses for additional international travel, consulting expenses for marketing projects and advertising related to the Company's ten year warranty program, the introduction of the DIA Anatomic Abutment System and the Company's sponsorship of an international conference in May 1995.

     Research and Development Expense. Research and development expense increased 24.9% from $1.8 million, or 8.0% of net sales, for the year ended December 31, 1994 to $2.2 million, or 8.1% of net sales, for the year ended December 31, 1995. This increase was primarily due to increases in clinical studies and FDA testing relating to new products.

     Income Taxes. Income taxes were $1.3 million and $1.6 million for the years ended December 31, 1994 and 1995, respectively, reflecting the amount the Company's predecessor would have incurred on a stand-alone basis.

     Net Income. Net income increased 35.6% from $1.1 million, or 4.8% of net sales, for the year ended December 31, 1994 to $1.5 million, or 5.3% of net sales, for the year ended December 31, 1995.

     EBITDA. EBITDA increased 27.2% from $3.5 million for the year ended December 31, 1994 to $4.5 million for the year ended December 31, 1995. This increase is commensurate with the increase in sales and operating efficiencies achieved during 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's predecessor was a wholly-owned subsidiary of Bausch & Lomb from 1993 until the Acquisition in November 1996, and during that time financed working capital from cash flows from operations. In order to finance the Acquisition, the Company issued Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock and Subordinated Notes and made an initial draw down under the Bank Facility. Following the Acquisition, the Company financed working capital and the acquisition of the dental business of Interpore with cash from operations and borrowings under the Bank Facility.

     At June 30, 1997, the Company had outstanding long term debt of $10.2 million under its 16% Series A Senior Subordinated Notes, $2.5 million under its 14% Series B Senior Subordinated Notes, and combined short and long-term borrowings of $30.4 million under the Bank Facility. The Company also had outstanding $35.2 million of mandatorily redeemable Preferred Stock, together with accrued dividends of $1.9 million at June 30, 1997. The Company intends to apply a portion of the net proceeds of the Offering to repay in full the Subordinated Notes and its outstanding indebtedness under the Bank Facility. In addition, the Company intends to apply a portion of net proceeds of the Offering to redeem in full all of its outstanding shares of Class B Preferred Stock and all of its outstanding shares of Class A Preferred Stock and Class C Preferred Stock not converting into Common Stock in the Preferred Stock Conversion. Upon consummation of the Offering, the Company will record an extraordinary charge of $7.8 million, net of the related tax benefit, resulting from the redemption and conversion of Preferred Stock and the repayment of the Subordinated Notes and Bank Facility. See "Use of Proceeds." Following the Offering, the Company will have no outstanding indebtedness.

     Following the repayment of indebtedness and redemption of Preferred Stock with the proceeds of the Offering, the Company will have approximately $23.3 million available for additional borrowings under the Bank Facility after giving effect to reductions in the amount available that are required in connection with the Offering. The availability of borrowings under the Bank Facility will be automatically reduced as frequently as each quarter in increasing amounts until the final maturity in November 2002 when all loans under the Bank Facility must be repaid and no more borrowing can be made. The Bank Facility is secured by substantially all of the Company's assets. The Bank Facility requires the Company to maintain certain financial ratios and limits the Company's ability to incur additional debt, to repurchase its stock and to pay dividends. The Company was in compliance with all such financial ratios and covenants as of July 31, 1997.

     The Company's capital expenditures consist primarily of purchases of fixed assets relating to its manufacturing operations. Capital expenditures decreased to $1.0 million for the six months ended June 30, 1997 from $1.3 million for the comparable period in 1996. Capital expenditures for the years ended December 31, 1994, 1995 and 1996 were $1.7 million, $1.2 million and $2.2 million, respectively. Capital expenditures increased in 1996 as a result of acquiring Computer Numerical Controlled ("CNC") machines and upgrading its information systems.

     The Company anticipates making capital expenditures of approximately $1.8 million during the next twelve months, to expand its manufacturing operations and bring the TPS-coating capabilities in-house. The Company has also entered into several agreements with universities to provide financing for research and development and promotional studies related to the Company's products. The Company is required to make future minimum payments under such agreements in the aggregate of approximately $1.2 million through the year ending December 31, 1999. In addition, in January 1998, the Company must make a deferred cash payment of up to $538,000 to Interpore to fund the balance of the purchase price for the Company's acquisition of the dental operations of Interpore in May 1997.

     The Company believes that anticipated cash flows from operations and amounts available under the Bank Facility will be sufficient to finance working capital and meet its anticipated capital expenditures for at least the next twelve months. There can be no assurance, however, that during this period there will not be unanticipated acquisition opportunities or capital expenditure requirements that create the need for additional cash, that the Company will meet the financial targets under the Bank Facility to enable the Company to borrow under the facility or that additional funds will be available at favorable rates, if at all.

NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS No. 128, the Company will be required to present both basic net income per share and diluted net income per share. Basic net income per share is expected to be higher than the currently presented net income per share as the effect of dilutive stock options will not be considered in computing basic net income per share. The impact on diluted net income per share is not expected to be material.

     The Company plans to adopt SFAS No. 128 in its fiscal quarter ending December 31, 1997, and at that time all historical net income per share data presented will be restated to conform to the provisions of SFAS No. 128.

                                    BUSINESS

OVERVIEW

     Steri-Oss is a leading developer, manufacturer and marketer of a broad line of dental implant systems, which include implants, abutments and related surgical instruments. A dental implant is a small titanium screw or cylinder that is surgically placed directly into the jaw and serves as a foundation for a replacement tooth. An abutment is a small titanium attachment that is typically screwed into or onto the implant and connects the artificial tooth to the implant. The Company believes that its dental implant systems are superior to traditional restorative treatments such as bridges and dentures because the permanent nature of dental implants permits patients to regain most of the functionality of their natural teeth. Dental implants also may reduce the progressive atrophy of the jaw often caused by the absence of teeth. The Company has demonstrated the safety and reliability of its implants at success rates of over 96% (representing full integration of the implant with the bone) in seven years of clinical studies involving more than 1,600 implant patients.

INDUSTRY BACKGROUND

     The American Dental Association estimates that 110 million people in the United States are missing one or more teeth, representing approximately 40% of the United States population. Tooth loss is caused by a variety of factors, including trauma and periodontal disease, which is a leading cause of destruction of tooth-supporting structures, such as bone, gingiva and periodontal ligament. MDI estimates that 70% to 80% of all adults in the United States have some form of periodontal disease.

     Traditional restorative alternatives to address tooth loss have consisted primarily of dentures and bridges. Since the introduction of the first modern root form implants in 1982, dental implants have continued to gain acceptance as an attractive alternative to dentures and bridges. According to MDI, the number of implants placed annually by dental professionals in the United States has more than tripled in less than a decade growing from approximately 120,000 implants placed in 1987 to approximately 415,000 implants placed in 1995. MDI estimates that an average of 2.5 to 3.0 implants are placed in each implant procedure. MDI estimates dental implant sales in the United States exceeded $130 million in 1996 and are expected to grow at a rate of approximately 6% per year. The Company estimates that sales of dental implants outside the United States were approximately $250 million in 1996 and estimates that the international dental implant market is growing at a rate of approximately 10% per year.

     Utilization of dental implants by dental professionals and patients has increased over the past few years, and the Company believes that significant opportunities for growth still exist in the dental implant market because only 2% of patients in the United States who are missing one or more teeth have undergone the implant procedure. Dental implants offer significant advantages over other restorative products such as dentures and bridges. Dentures are artificial teeth that may be attached to the surface of a patient's gum with an adhesive. The adhesives used to attach dentures generally do not provide long-term fixation to the gum and must be periodically reapplied. Dentures also tend to move around in a patient's mouth, which may restrict the wearer's ability to eat certain foods, and can trap food, which may lead to the degradation of the adjacent natural teeth. A bridge generally consists of one or more artificial teeth that are attached to a patient's natural teeth to span a gap caused by missing teeth. In order to place a bridge into a patient's mouth, the dental practitioner must grind or cut down the adjacent healthy, natural teeth to prepare them to accommodate the bridge. Natural teeth that have been ground down and shaped may deteriorate more rapidly than other healthy teeth. Wearers of full or partial dentures do not benefit from the essential stimulation and support that tooth roots provide to the surrounding jaw. This can result in atrophy of the jaw and over time, unsightly malformation of the jaw.

     Dental implants, in contrast, serve as permanent replacements for a patient's missing teeth and reduce the likelihood of bone resorption. Once dental implants are surgically placed in the jaw, the bone typically fuses to the implant, creating a secure, permanent anchor for an artificial tooth. The secure nature of implants permits patients to regain most of the functionality of their natural teeth. In addition, the implant procedure does not require the destruction of the adjacent healthy teeth. Furthermore, implants typically stimulate bone growth and allow a patient's jaw to retain its shape and features.

STRATEGY

     The Company's objective is to become the leading worldwide developer, manufacturer and marketer of dental implants and related products, while increasing its profitability. The Company believes that over the last three years, it has been one of the fastest growing participants in the United States implant market. Furthermore, as a result of the Company's acquisition of the dental business of Interpore in May 1997, the Company believes its implant unit sales, on a combined basis in the United States in 1996, exceeded those of any of its competitors. The key elements of the Company's strategy include the following:

     - Increase Market Share in the United States and Foreign Markets. Steri-Oss has established itself as a worldwide leader in the dental implant market. The Company intends to capitalize on its reputation for quality products and service to continue to increase its market share both domestically and internationally. Increased utilization of the Company's implants by dental professionals is necessary for continued market penetration. Accordingly, Steri-Oss intends to increase its involvement in sponsoring and providing educational and training programs for dental professionals and to expand marketing support to its 26 independent international distributors.

     - Continue to Develop Innovative Implant Products. The Company intends to utilize its expertise in dental implant technology and to work closely with clinicians to continue to develop new and enhanced dental implants and related products. New and enhanced products have historically constituted a significant portion of the Company's net sales. The Company was the first to introduce a variety of innovative products, including precleaned sterile implants, HA-coated threaded implants and a tapered, color-coded implant system. The Company intends to continue to develop enhanced implant products to meet evolving market needs, incorporate technological advancements and satisfy clinicians' preferences.

     - Expand into Additional Dental Specialty Markets. The Company intends to take advantage of its broad distribution channels and strong reputation in the dental industry to market additional dental specialty products to its customers. The Company plans to focus on products that enhance the professionals' practice and address the needs of growing markets, particularly the periodontal market. In furtherance of this strategy, the Company recently commenced marketing two products owned and manufactured by third parties, a periodontal tissue monitoring kit and an HA bone filler for periodontal defects. The Company intends to acquire, license or distribute additional dental specialty products and to market these products through its existing distribution channels.

     - Acquire Complementary Dental Implant Businesses, Products and Technologies. The Company believes that consolidation opportunities exist in the dental implant market that will enable the Company to increase its penetration of this market. For example, in May 1997, the Company acquired the dental operations of Interpore, a manufacturer and distributor of dental implant products and other periodontal products. The Company intends to continue to expand its product offerings, distribution channels and market share through acquisitions in the dental implant market.

     - Continue to Improve Operating Efficiencies. By manufacturing a greater proportion of its products in-house, the Company has been able to operate more cost-effectively and benefit from greater economies of scale. Primarily as a result of actions taken by the Company to reduce manufacturing costs and increase operating efficiencies, the Company has reduced its cost of sales as a percentage of net sales to 27.3% for 1996 from 31.7% for 1992. The Company intends to continue to improve operating efficiencies primarily by expanding and refining its manufacturing processes.

THE IMPLANT PROCEDURE

     The implant procedure involves a number of steps. During the initial step, which typically is performed under a local anesthetic, an oral surgeon or periodontist drills a hole in the patient's jaw and surgically inserts the implant directly into the jaw. The implant typically integrates with the patient's bone over the three to six

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

months following the initial surgery. Once the implant has attached itself firmly to the jaw, the general dentist or prosthodontist then screws an abutment into or onto the implant. The dental professional makes an impression of the patient's teeth and jaws so that an artificial tooth can be fabricated for the patient. In the final step of the implant procedure, the general dentist or the prosthodontist affixes an artificial tooth, which is usually fabricated at a dental laboratory, onto the abutment.

PRODUCTS

     The Company manufactures and markets a broad line of implant systems, which include: (i) titanium implants that are surgically placed into the patient's jaw; (ii) titanium abutments that are attached to the implants to serve as connectors onto which artificial teeth are attached; and (iii) surgical instruments that are used to insert and place implants and abutments, including surgical consoles, drills and dental wrenches. Implants, abutments and surgical instruments accounted for approximately 55.8%, 32.4% and 11.8%, respectively, of the Company's net sales in 1996. Steri-Oss believes its product lines, consisting of over 1,400 products, are sufficiently broad to meet the requirements of most dental professionals. The Company continues to work closely with clinicians to enhance its existing product lines and create new product offerings. See "-- Product Innovations."

     Implants

     The Company currently manufactures 16 types of implants in various sizes. All of the Company's implants are manufactured from titanium because it promotes the best possible integration with surrounding jawbone ("osseointegration"), and generally will not be rejected by the surrounding tissue due to titanium's biocompatible nature. The list prices in the United States for the Company's implants range from approximately $200 to $250 per unit.

     The Company's implants are offered in both threaded and cylindrical form in a variety of diameters, lengths and shapes in order to suit the varying needs of implant patients and dental professionals. The appropriate size and shape required for a particular patient will depend on the structure of the patient's jaw, the location of the implant site in the patient's jaw, the angle of insertion and the bone density at the implant site. The Company's implants are also offered uncoated or with one of two different coatings to suit differing preferences among dental professionals and their patients.

     The Company currently makes implants in diameters ranging from 3.25 mm to 6 mm and in lengths ranging from 8 mm to 18 mm in the following categories:

     - Threaded Implants. Threaded implants are screwed into the patient's jawbone. The Company uses a proprietary thread design that enhances osseointegration by increasing the amount of bone volume between threads by 32% over traditional V-shaped threads.

     - Cylindrical Implants. Cylindrical implants are smooth and have a simpler surgical implantation protocol than threaded implants. Cylindrical implants contain an indentation at the bottom of the implant and/or a depression running length-wise up the implant to promote osseointegration.

     - Coated Implants (Threaded or Cylindrical). In addition to uncoated implants, the Company offers both threaded and cylindrical implants with two different rough coatings, HA and TPS. The Company was the first to market an HA-coated threaded implant and has the only HA-coated threaded implant that has been granted provisional approval by the American Dental Association. HA is a bio-active ceramic coating commonly used with orthopedic implants that facilitates osseointegration. Approximately 53% of the Company's implant sales during 1996 were HA-coated. The Company estimates that the worldwide market for HA-coated implants is currently 20% of the total implant market, and the Company believes it is the largest manufacturer of HA-coated implants. TPS was first introduced by the Company in 1995 and creates a highly textured titanium surface, which increases the surface area of the implants and the contact with bone. Approximately 16.4% of the Company's implant sales during 1996 were TPS-coated.

     - Replace Implant System. The Replace Implant System was introduced in March 1997 and incorporates a tapered design that closely resembles the shape of a tooth root. The tapered implants are particularly

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

beneficial for immediate extraction sites in the anterior section of the mouth, between converging implants or roots of adjacent teeth and wherever anatomically limiting conditions exist. The implant products in the Replace Implant System are color-coded for simple identification by the various professionals involved in implant procedure. Replace implants are also offered in various lengths and diameters, either uncoated or with HA or TPS coatings.

     Abutments

     Steri-Oss designs, manufactures and markets abutments that are typically screwed into or onto the implants after the implants have fused with the jaw. Abutments serve as connectors on which artificial teeth may be placed. The Company has designed a variety of abutments to meet the requirements and preferences of surgeons, restorative dentists and patients. In the past few years, the Company has also commenced marketing two new types of abutments that the Company licenses from Dental Imaging Associates, Inc. ("DIA"). The DIA Anatomic Abutment is designed to accommodate the natural tooth diameter, tissue depth and gingival tissue configurations. The second type of abutment, the Bio-Esthetic Abutment, is designed to match natural root contours and requires minimal preparation. Bio-Esthetic Abutments typically offer a superior aesthetic result.

     The Company's abutments are designed to provide maximum flexibility and optimal aesthetic design, which the Company believes are critical to dentists in developing treatment plans for their patients. The Company has designed its abutments to be compatible with other companies' implants. The list prices in the United States for the Company's abutments range from $35 to $160 per unit.

     Surgical Instruments

     The Company designs and manufactures, or has manufactured for it, surgical tools and instruments for use with its implants and abutments. These instruments include: (i) surgical instrument sets, including drills, dental wrenches and kits for sizing abutments, which are typically packaged in containers for easy sterilization and are color-coded and labeled for ease of use and storage, and
(ii) surgical consoles and hand tools to perform and monitor drilling and placement procedures. The Company's instrument sets are designed to be used with a variety of the Company's implants. While the list prices in the United States for the Company's instrument sets range from $2,000 to $3,250 per set, the Company may discount its surgical instruments to encourage practitioners to switch to the Company's products.

PRODUCT INNOVATIONS

     Product innovations in the dental implant market usually consist of refinements or enhancements of existing dental implant or abutment designs or related products. Over the past few years, the Company has developed several innovative new products. For example, Steri-Oss was the first dental implant manufacturer to introduce precleaned sterile implants, HA-coated threaded implants and a tapered, color-coded implant system.

     The Company's most recent product innovations include: (i) the Replace Implant System, which consists of tapered implants and corresponding abutments and instrument kits that are color-coded for simple identification by the various professionals involved in the implant procedure; (ii) the 6 mm implant, a wider diameter implant line, enabling the Company to offer expanded treatment options that allow for improved aesthetics; and (iii) the Immediate Impression Implant System, a sterile insertion instrument licensed from a third party that allows the dental professional to take an immediate impression upon implant insertion, which may reduce the number of patient visits.

     The Company derives a significant portion of its net sales each year from sales of new products. The Company has focused its product development efforts on both broadening its existing product lines and introducing new products. In both cases, the objective is to offer enhanced implant solutions to patients and professionals. The Company's research and development staff consists of five employees who focus on new product concepts and eight employees who focus on product engineering and the technical aspects of product design. The Company also provided funding to several universities to finance research and promotional studies related to the Company's products.

     The Company's development efforts are the result of concepts developed internally or through the Company's relationships with leading dental professionals, including customers who provide feedback to the Company on their preferences and needs. The Company also actively seeks licensing arrangements with dental professionals or researchers to secure the right to manufacture and market new product innovations created by such groups. For example, the Company holds an exclusive license to manufacture and market the DIA Anatomic Abutments and Bio-Esthetic Abutments under a licensing arrangement with a group of well known prosthodontists and periodontists. Such licensing arrangements create important relationships with dentists and academic institutions, thereby enhancing the Company's reputation and visibility within the dental community.

MANUFACTURING

     The Company manufactures substantially all of its implants at its two ISO 9001 certified facilities in Yorba Linda, California. The Company has made a substantial investment in these facilities, which include a Class 10,000 clean room (a clean room with fewer than 10,000 particles which are five microns or larger per cubic foot), precision automated equipment, including CNC machines, and a robotically controlled coating area for the Company's proprietary HA coating system.

     The Company's facilities are subject to applicable regulatory requirements. The FDA periodically inspects the Company's manufacturing systems to confirm continued compliance with the FDA's current QSR regulations. The Company's facilities are also subject to regulation and periodic inspection by the State of California. See "-- Government Regulation."

     The Company has received certification of conformance to ISO 9001 Standards and Medical Device Directives, as well as the Commission Europeen (CE) Mark of Conformity from TUV Product Services of Munich, Germany. These approvals represent international symbols of quality system assurance and compliance with applicable European Medical Device Directives, which assist the international marketing of the Company's products.

     The Company has substantially increased its manufacturing capabilities since 1993 in an effort to enhance profit margins and increase quality. The Company currently manufactures a substantial portion of its own products and performs all of the HA-coating for its products, but currently relies on outside suppliers to coat its TPS-coated implants and to manufacture certain components including electrical consoles, hand tools, and those short-run products for which the Company cannot achieve cost efficiencies. The Company plans to bring TPS-coating capabilities in-house. The Company's manufacturing activities primarily consist of (i) cutting, machining and initial cleaning, which are performed at a leased facility close to its headquarters, and (ii) final cleaning, sterilization, assembly (in certain circumstances), packaging, coating and testing, which are conducted at the Company's headquarters. The principal raw materials used in the Company's products, including titanium and HA, are available from a number of suppliers. The Company does not maintain any long-term supply contracts with any of its suppliers. The Company currently operates three shifts per day, five days per week. The Company believes that it may require additional manufacturing facilities within the next year to accommodate anticipated growth.

     The Company also uses small amounts of hazardous substances in its manufacturing processes. As a result, the Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling and disposal of toxic or other hazardous substances, chemicals, materials or waste. The Company has engaged a third party contractor to handle the removal of such hazardous substances.

     Steri-Oss has established a number of quality control procedures to maintain the quality of its products. All products manufactured by the Company undergo a series of inspections and tests throughout the manufacturing process to ensure that each product complies with the Company's product specifications and aesthetic requirements. For example, each implant manufactured by Steri-Oss will receive no fewer than nine separate inspections. Any product that does not conform to the Company's visual, functional and aesthetic requirements will be rejected. In addition, all products purchased by outside suppliers are inspected by the Company's personnel. Steri-Oss also conducts periodic self audits to review and ensure its compliance with the Company's quality controls and QSR and environmental regulations.

CUSTOMERS, MARKETING AND SALES

     Dental Professionals

     The Company sells its products directly to dental professionals in the United States and Canada through its sales representatives and uses independent distributors to sell its products to dental professionals abroad. Because the dental implant procedure involves a number of steps and requires the use of surgical as well as restorative techniques, several professionals are usually involved in the implant process. Accordingly, the Company's customers include practitioners from multiple disciplines in dentistry, including oral surgeons, periodontists, implantologists, prosthodontists and general dentists.

     Typically, a general dentist will refer a patient to an oral surgeon or periodontist to perform the initial implant surgery. After the oral surgeon or periodontist has inserted the implant, the general dentist will usually perform all or part of the restorative work (i.e., the final placement of the artificial tooth) or will refer the patient to a prosthodontist for such work. Less frequently, a general dentist will perform the entire implant procedure alone. Such a general dentist is commonly referred to as an implantologist. The actual artificial tooth used by the general dentist, prosthodontist or implantologist is usually fabricated at a dental laboratory. In Europe, where specialization is less common, the general practitioner typically performs most, if not all, of the implant procedure.

     According to the American Dental Association, there are approximately 6,800 oral surgeons, 4,700 periodontists, 2,900 prosthodontists and 115,000 general dentists in the United States.

     Marketing

     The Company markets its products to all dental professionals involved in the implant procedure. Steri-Oss has historically targeted oral surgeons, periodontists and implantologists as its primary customers because approximately 88% of all oral surgeons and 68% of all periodontists in the United States have performed a dental implant procedure. The Company has also focused its marketing efforts on general dentists by encouraging them to participate in and recommend dental implants to their patients. The Company has chosen to target this market segment because general dentists usually have the most contact with potential implant patients and often serve as a referral source for oral surgeons and periodontists. In addition, the Company believes that a large number of general dentists have yet to use dental implants on a regular basis and represent a significant number of potential new customers. Because the Company's customers have varying experience with dental implants, the Company's marketing efforts must address the particular needs and requirements of professionals who already practice implant dentistry as well as general practitioners who may not be familiar with the implant procedure.

     The Company's marketing efforts are directed towards three distinct goals:
(i) encourage dental professionals using competitor's products to switch to the Company's products, (ii) service existing customers by introducing additional products and providing training and educational programs to them, and (iii) introduce implants more broadly to a large population of dental professionals who have yet to realize the advantages of dental implants. In addition to utilizing a direct sales force in North America and distributors abroad, the Company has initiated a variety of different marketing programs to accomplish each of these goals, including:

     - Educational and Training Programs. The Company sponsors several introductory level educational programs both in the United States and abroad and holds training seminars and surgery training programs at its own facilities. The Company also offers a number of advanced courses tailored to the needs of professionals who regularly perform implant procedures. Although the Company historically has focused its efforts on providing educational and training programs to clinicians in North America, it intends to expand its involvement in providing such programs abroad. In 1996, over 18,000 members of the dental community attended educational programs sponsored by the Company. The Company works with major dental organizations (American Association of Oral Maxillofacial Surgeons, American Association of Periodontists and Academy of Osseointegration), dental schools, key customers, international distributors and leading clinicians to maximize exposure of the Company's products at continuing education programs worldwide. In addition, the Company promotes educational programs at select private practices, which offer the opportunity to witness live surgical procedures. In 1995, the Company added a training facility and surgical suite to its Yorba Linda headquarters. The Company has entered into a consulting agreement with Dr. Jack Hahn, a general dentist and dental implant specialist, to conduct training programs for the Company and advise the Company on technical issues. Dr. Hahn is a well renowned worldwide lecturer on dental implant.

     - International Conferences. The Company has sponsored four major international conferences within the past five years that have attracted many members of the global dental implant community. In 1997, the Company held a four day international conference on "Exceeding Patients' Expectations: An Integrated Surgical, Prosthetic and Marketing Approach to Excellence in Implant Dentistry" in Orlando, Florida. This conference was attended by more than 600 dental professionals from 20 countries representing various dental disciplines.

     - Strategic Relationships with Vendors and Clinicians. The Company has formed strategic relationships with key vendors, clinicians, dental publishers, dental advertising agencies, and dental practice management consulting groups. The Company believes its strategic relationships enable it to gain and maintain brand recognition among all types of dental practitioners.

     - Printed Advertising Materials and Video Tapes. Using its in-house graphics department and outside consultants, the Company has developed extensive training videos and printed promotional materials. The Company distributes such materials to dental professionals through its sales representatives and international distributors, as well as through direct mail advertising campaigns.

     - Newsletter. The Company publishes a newsletter three times each year containing information relating to recent developments in the dental implant market, the Company's products, training and educational programs on dental implant procedures and results from clinical studies on dental implants. This newsletter is distributed to over 25,000 dental professionals in the United States and Canada. The Company publishes a similar newsletter twice each year that is translated into German, French, Italian, Spanish, Japanese and Korean and distributed to approximately 15,000 dental professionals in foreign countries.

     - Journal of Dental Symposia. In order to promote a broad understanding of the Company's educational efforts, the Company has entered into a collaborative effort with a publisher to publish the Journal of Dental Symposia, which is distributed annually to more than 10,000 dental professionals, including approximately 3,000 members of the Academy of Osseointegration. This journal includes academic articles relating to topics discussed at seminars and workshops at the Company's international conferences.

     Sales and Distribution

     The Company currently employs over 40 sales representatives throughout the United States and Canada who call directly on oral surgeons, periodontists, prosthodontists and implantologists, as well as select general dentists and dental laboratories. The Company believes that its direct sales force is essential to its ability to maintain brand loyalty among its customers in North America and to increase its market share. The Company's sales force is currently organized by geographic regions into five different territories. The Company plans to increase its direct sales force commensurate with sales increases in North America.

     The Company also markets and sells its products through 26 independent distributors in more than 35 foreign countries, including Australia, Belgium, Brazil, France, Germany, Italy, Japan, Israel, Korea, Mexico, the Netherlands, New Zealand, Portugal, Spain, Switzerland and the United Kingdom.

     Metalor, the Company's distributor in Germany and the Netherlands, has agreed to dedicate 24 members of its sales staff in 1997 to the sale of the Company's products exclusively. Metalor accounted for approximately 8.2% of the Company's net sales during 1996 and 10.5% of net sales for the six months ended June 30, 1997. In 1990, the Company entered into an exclusive one year distribution agreement that automatically renews for successive one year terms unless either the Company or Metalor gives prior notice of its intention not to renew the agreement for an additional term. This agreement prohibits Metalor from selling any competitor's dental implants or related products within Metalor's territory. The Company also entered into similar one year distribution agreements with three affiliates of Metalor who distribute the Company's products in France, Switzerland and the United Kingdom. Metalor and its affiliates collectively accounted for approximately 12.2% of the Company's net sales during 1996 and 13.9% of net sales for the six months ended June 30, 1997.

     The Company believes that the international dental implant market will continue to grow at a more rapid rate than North American dental implant market for the next few years, particularly in Europe where dental implants have a longer history. In an effort to take advantage of the anticipated growth in international markets, the Company intends to continue to provide increased marketing support to its international distributors.

CUSTOMER SERVICE AND SUPPORT

     The Company seeks to build upon customer loyalty by providing high quality customer service and support. In addition to its educational courses and training seminars, the Company offers to send a technical sales representative to assist dental professionals with their first implant procedure using Steri-Oss products. The Company also employs a full-time staff dentist and three full-time certified dental technicians to respond to customers' technical questions regarding the Company's products and the implant procedure. In addition, Steri-Oss employs both domestic and international customer support representatives to answer general customer inquiries and to assist customers with order and re-order information. The Company maintains a direct relationship with its dental community customers by handling all shipping and invoicing functions through its customer support organization.

     The Company offers a ten year warranty on all of its implants and abutments. If a product fails prior to the expiration of the warranty, the Company agrees to replace it at no cost and to give the customer a credit towards the purchase of new products. Since the introduction of this program in 1993, the Company has not experienced any significant warranty expenses.

COMPETITION

     The dental implant industry is characterized by intense competition. Steri-Oss competes directly with a number of companies offering dental implants and related products both in the United States and abroad, including Nobel Biocare AB, Friatec AG, 3i and Sulzer Calcitek Inc., certain of which have substantially greater financial, marketing, sales, distribution and development resources than the Company. Certain of the Company's competitors also have established a greater international presence than the Company. In several countries, including Germany and Switzerland, the Company competes with companies that are based in such countries. The competitors' local presence in such markets may provide them with a competitive advantage over the Company. In addition, several competitors in foreign markets sell directly in such markets, which may be more effective than the Company's indirect distribution channels in such markets.

     The Company believes the principal competitive factors in the dental implant market are product performance, breadth of product line, brand name recognition, customer loyalty, scope of regulatory approvals and clinical trials, price and sales and marketing capabilities. The Company believes its prices are competitive with other high-quality implant products. Due in part to the importance of quality and customer service and to the minor cost of the implant relative to the implant procedure, the Company does not believe that price is a major competitive factor.

     The Company believes that it competes favorably against other dental implant companies due to the fact that the Company offers a broad range of quality dental implants and related products and provides extensive training and educational programs to dental professionals. Increased competition or the failure to compete effectively in the implant industry may result in price reductions, reduced gross margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's products also compete against alternative restorative treatments such as bridges and dentures, which are generally less expensive to the patient, are less invasive and can be implemented more quickly. New restorative technologies may be developed that are as effective as, or more effective or easier to use than, those offered by the Company, which could render the Company's products noncompetitive or obsolete.

GOVERNMENT REGULATION

     The Company's products are subject to extensive regulation by the FDA and certain other federal, state and local governmental authorities and similar regulatory agencies in other countries. Such regulations cover the preclinical and clinical testing, manufacture, labelling, distribution and promotion of medical devices and record keeping with respect thereto. The FDA generally classifies medical devices in commercial distribution into one of three classes:
Class I, Class II or Class III devices, which classifications are based upon the controls the FDA deems necessary to reasonably ensure the safety and effectiveness of the medical devices. A new medical device cannot be commercially distributed until the FDA has accepted for review and cleared a 510(k) or has approved a PMA on such medical device or implant.

     The 510(k) process requires a manufacturer to demonstrate that the new product is substantially equivalent (in terms of safety, efficacy and intended use) to certain 510(k) Class I, Class II or pre-1976 Class III medical devices (for which the FDA has not called for a PMA) that are already commercially available and lawfully being sold on the market. The PMA approval process is more time consuming and burdensome than the 510(k) process and generally requires more detailed preclinical and clinical studies, as well as manufacturing data and other information.

     Class I and Class II devices may be approved pursuant to a 510(k) notification process as opposed to the lengthy PMA process required for most post-1976 Class III products. While dental implants are technically classified as Class III products, to date, the FDA has permitted the manufacturers of dental implants to use the 510(k) notification to clear the commercial sale of the dental implants. Since January 1, 1994, the Company has obtained 39 510(k) clearances from the FDA covering a broad range of the Company's products.

     In 1990, Congress enacted the Safe Medical Device Act of 1990, which required the FDA to either down-classify certain Class III devices (including dental implants) to Class I or II, or publish a date for the call for PMAs for any remaining Class III devices on the market. The Company expects that at some future date certain dental implants will be down-classified to Class II, but others will remain as Class III. There is a possibility that some of the Company's dental implants may remain Class III and that a PMA will be required to continue marketing some or all of the Company's dental implant products. The Company has been collecting clinical data to support a potential PMA. There can be no assurance that if the FDA calls for a PMA for dental implants, the Company would receive a PMA approval, if required, for its dental implants on a timely basis, if at all.

     Governmental regulation may also prevent or substantially delay the marketing of the Company's proposed products, cause the Company to undertake costly procedures and furnish a competitive advantage to certain of the Company's competitors who have greater financial, administrative and research and development resources. After approval, the FDA may require post-marketing approval surveillance programs to monitor the effects of an approved medical device. FDA approval may be withdrawn for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. In addition, product modifications may require the submission of a new 510(k) notification or PMA supplement and future products may require 510(k) clearance or PMA approval. There can be no assurance that marketing clearances or approvals will be obtained on a timely basis or at all. Delays in receiving, the failure to receive or the cost of complying with such clearances could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also registered as a medical device manufacturer with the FDA and with state agencies such as the Food and Drug Branch of the California Department of Health Services. The FDA and state agencies inspect the Company from time to time to determine whether the Company is in compliance with various regulations relating to medical device manufacturing, including the FDA's QSR regulations that govern manufacturing, testing, quality control and product labeling of medical devices. In connection with the FDA's inspection of the Company's facilities in April 1997, the FDA issued a warning letter to the Company citing the Company's failure to comply with certain provisions of the current QSR regulations. The Company believes that it has taken appropriate corrective actions to address each of the violations cited in the warning letter. The warning letter did not prohibit the Company from obtaining premarket clearance or approval for new products nor did it require the Company to withdraw or remove any of its products from the market.

     The Company must also comply with similar registration requirements of foreign governments and with import and export regulations when distributing its products to foreign nations. Each foreign country's regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort to obtain and maintain.

PROPRIETARY RIGHTS

     The Company relies to some extent on proprietary technology, which it protects primarily through trade secret and other intellectual property laws, proprietary know-how, licensing arrangements, patents and non-disclosure agreements with employees. The Company currently holds five United States patents relating to its products and has applications pending for seven additional United States patents. The Company's patents expire beginning in August 2006. The Company believes that although the patents often are necessary to protect its technology and products, the extensive FDA approval and compliance requirements, proprietary manufacturing processes, customer loyalty and access to distribution channels provide significant barriers to entry into the dental implant market.

     The Company licenses certain of its core technology pursuant to exclusive and semi-exclusive licenses. In April 1994, the Company entered into a five year exclusive, worldwide license to manufacture and market the DIA Anatomic Abutment System and the Bio-Esthetic Abutment System and the Immediate Impression Implant (covered by nine United States patents). The Company pays royalties to DIA based on a percentage of the Company's net sales of the licensed products, subject to a certain annual minimum royalties. The Company also licenses two dental implants (covered by seven United States patents) from VentPlant, pursuant to a semiexclusive license agreement entered into in September 1991 that provides for a fixed royalty per unit sold. This agreement terminates upon the expiration of the licensed patents, subject to earlier termination for cause. In addition, the Company has entered into a letter of intent with Dr. Axel Kirsch, a world renowned oral surgeon and the inventor of the IMZ Dental Implant System, to distribute the IMZ products in the United States. The Company is currently distributing such products pursuant to an oral agreement that is cancelable by either party upon 30 days prior notice. If the Company is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all.

     There can be no assurance that any future patents or licenses will be issued, that any issued patents or other intellectual property rights of the Company will provide meaningful protection for the Company's proprietary technology or that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation by third parties in the United States or abroad. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Accordingly, effective protection of intellectual property may be unavailable or limited in certain foreign countries.

     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend the Company against claims of infringement or invalidity by others. The cost of addressing any intellectual property litigation claim, both in terms of legal fees and expenses and the diversion of management's efforts, regardless of whether the claim is valid, could be significant. An adverse outcome in such litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others, or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company requires each of its employees to enter into a proprietary rights and nondisclosure agreement pursuant to which the employee agrees to maintain the confidentiality of all of the Company's proprietary information and, subject to certain exceptions, to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, the Company regularly enters into nondisclosure agreements with third parties, such as consultants and suppliers. In spite of these precautions, it may be possible for third parties to copy, develop or otherwise obtain and use the Company's proprietary technology without authorization or to develop similar technology independently.

EMPLOYEES

     As of July 31, 1997, the Company had 232 full-time employees, including 13 employees engaged in research and development, 82 engaged in manufacturing, 22 engaged in regulatory affairs and quality assurance, 67 engaged in sales and marketing, 15 engaged in customer service and support and 33 engaged in general administration and finance activities. None of these employees is represented by a union, and the Company has never experienced a work stoppage or strike. The Company considers its employee relations to be good.

FACILITIES

     The Company leases three facilities, which have approximately 35,000 square feet, 7,100 square feet and 2,000 square feet, respectively, in Yorba Linda, California, pursuant to four leases that expire in December 1997. These buildings are used as the Company's headquarters and include administration, manufacturing, marketing and sales, storage, customer service and distribution facilities. The Company also leases approximately 1,500 square feet in Toronto, Canada, which is used for distribution, training and sales. The Company is negotiating extensions on its leases in Yorba Linda and actively seeking additional leased space in order to expand its manufacturing capabilities.

PRODUCT LIABILITY AND LEGAL PROCEEDINGS; INSURANCE

     The Company is subject to an inherent risk of product liability claims that may involve significant defense costs. Bausch & Lomb has agreed to indemnify the Company up to an aggregate amount of $28.5 million against any claims and losses from defects in the design, manufacture or production of any product sold by S-O prior to the Acquisition. In August 1995, one implant patient filed an action in the Superior Court of California, County of Riverside, alleging that a defect in the manufacturing of the Company's implants caused the implant to fracture. Bausch & Lomb is contractually obligated to indemnify the Company for this claim and has assumed the defense of this matter. The Company currently has product liability insurance with coverage limits of $1.0 million per occurrence and $1.0 million in the aggregate per year. In the event the Company is held liable for damages in excess of its insurance coverage limits or outside of its insurance coverage, which damages are not indemnified by Bausch & Lomb, the Company's business, financial condition and results of operations could be materially and adversely affected.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Set forth below is certain information regarding the directors and executive officers of the Company as of August 1997.

           NAME               AGE                              POSITION
--------------------------    ----    ----------------------------------------------------------
Kenneth A. Darienzo            58     Chairman of the Board and Chief Executive Officer
Martin J. Dymek                41     President
Kenneth Krueger                51     Executive Vice President, Operations
Bruce D. Nye                   53     Vice President, Chief Financial Officer and Corporate
                                      Secretary
Andrew C. Cowen(1)(2)          27     Director
Walter W. Grist(1)(2)          57     Director
T. Michael Long(2)             54     Director
Douglas E. Rogers(2)           43     Director
Frederic M. Seegal(1)          49     Director
Henry Wendt                    64     Director

---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

     KENNETH A. DARIENZO has served as the Chief Executive Officer of the Company and its predecessors since August 1989 and has been a Director of the Company since the Acquisition in November 1996. Mr. Darienzo served as the President of the Company until the appointment of Mr. Dymek in May 1997 and became the Company's Chairman of the Board in August 1997. From 1988 to 1989, Mr. Darienzo was the General Manager of Unitek, a global orthodontic company and a subsidiary of the Minnesota Mining & Manufacturing Co. ("3M"). Mr. Darienzo also served in a number of management positions with 3M from 1975 to 1988, including positions as the Marketing Director for its Dental Division and the National Sales Manager of its orthopedic business.

     MARTIN J. DYMEK has been the President of the Company since May 1997, and prior to that served as the Senior Vice President, Marketing and Sales of the Company and its predecessor since 1995, as Vice President of Marketing of the Company's predecessor from 1991 to 1995 and as International Sales Manager of the Company's predecessor in 1990 and 1991. Mr. Dymek continues to be responsible for the Company's sales and marketing activities. Prior to joining S-O, Mr. Dymek held marketing and sales positions with Shofu Dental, a Japanese dental manufacturing company, from 1982 to 1990. Mr. Dymek is currently a member of the International Congress of Oral Implantologists and is active in the Dental Manufacturers of America.

     KENNETH KRUEGER has been the Executive Vice President, Operations of the Company and its predecessors since 1987. Prior to that, Mr. Krueger served in a number of operational and general management positions at the Company's predecessor from 1984 to 1987. From 1981 to 1984, Mr. Krueger was the Manager of the Cardiovascular Research and Development Division of Shiley, Inc., a Pfizer company, and from 1966 to 1981, he served in management positions in operations, research and development, production technology and production engineering with Shiley, Inc. Mr. Krueger is currently a member of the Society for Biomaterials, the International Congress of Oral Implantologists, the American Society of Testing Material, the Academy of Implant Dentistry and the International Association for Dental Research.

     BRUCE D. NYE joined the Company in May 1997 as its Vice President, Chief Financial Officer and Corporate Secretary. Prior to joining the Company, Mr. Nye was the Senior Vice President of Corporate Development and prior to that Vice President and Chief Financial Officer of The Cerplex Group, Inc., a company that provides repair services for electronic equipment, from August 1993 to May 1997. From 1992 to July 1993, Mr. Nye was Vice President and Chief Financial Officer for Sparta, Inc. and from 1991 to 1992, he acted as an independent consultant and principal in an asset acquisition for Aluminum Precision Products. Mr. Nye was Senior Vice President and Chief Financial Officer for Hadson Defense Systems, Inc. from 1983 to 1990. Prior to 1983, he was a Senior Audit Manager with Price Waterhouse LLP.

     ANDREW C. COWEN has been a member of the Company's Board of Directors since the Acquisition in November 1996. Mr. Cowen is currently an Assistant Manager of Brown Brothers Harriman & Co., a private banking and investment management company ("Brown Brothers"), where he has been employed for the past five years. Brown Brothers is the general partner of The 1818 Fund II, L.P., a New York limited partnership. Mr. Cowen is also a director of Computerized Medical Systems, Inc.

     WALTER W. GRIST has been a member of the Board of Directors of the Company since the Acquisition in November 1996. For more than the past five years, Mr. Grist has been a Senior Manager of Brown Brothers. Mr. Grist is also a director of Computerized Medical Systems, Inc. and WellCare Management Group, Inc.

     T. MICHAEL LONG has been a member of the Board of Directors of the Company since the Acquisition in November 1996. Mr. Long is currently a partner of Brown Brothers, where he has been employed since 1971. He is the co-manager of The 1818 Fund, L.P. and The 1818 Fund II, L.P. Mr. Long is also a director of Columbia/HCA Healthcare Corp., Computerized Medical Systems, Inc., Ecko Group, Inc., Gulf Canada Resources, Ltd., Nuevo Energy Company and Sports Holdings Corporation. Mr. Long is a Trustee of The Hospital Chaplainry, Inc., a nonprofit agency that trains chaplains from over 50 religious traditions.

     DOUGLAS E. ROGERS has served as a member of the Board of Directors of the Company since the Acquisition in November 1996. Mr. Rogers is currently a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and DLJ Merchant Banking II, Inc., an affiliate of DLJ. Since 1992, Mr. Rogers has been engaged in the development, organization and financing of numerous health care companies. From 1995 to 1997, he was a Managing Director of Lighthouse Capital Partners and its affiliates, which were involved in providing financial services and advice to small to medium sized medical product and dental companies. From 1987 to 1992, he was a Director of Baring Brothers & Co., Inc. where he was responsible for United States investment banking activities. From 1983 to 1987, Mr. Rogers was a Senior Vice President at Lehman Brothers. Prior to that, Mr. Rogers was a Vice President and founder of the Health Care Group at Kidder, Peabody & Co. Mr. Rogers is also a founder of several pharmaceutical research companies, including Neurogen Corporation and Texas Biotechnology Group. Mr. Rogers is also a Director of Wilson Greatbatch Ltd. and Computerized Medical Systems, Inc. and has served as a Director of Cold Spring Harbor Laboratory Associates.

     FREDERIC M. SEEGAL has been a member of the Company's Board of Directors since January 1997. Mr. Seegal is currently the President of Wasserstein Perella Group, Inc., an investment banking firm, where he has been employed for three years. From 1990 to 1994, Mr. Seegal was a managing director of Salomon Brothers. Prior to that Mr. Seegal was a Managing Director of Lehman Brothers where he was employed from 1974 to 1990.

     HENRY WENDT has served as a member of the Board of Directors of the Company since the Acquisition in November 1996 and was the Chairman of the Board of the Company until August 1997. He is currently a Managing Director of DLJ and DLJ Merchant Banking II, Inc. From 1995 to 1997, he was a Managing Director of Lighthouse Capital Partners and its affiliates. Mr. Wendt was Chairman of the Board of SmithKline Beecham p.l.c., a pharmaceutical company, and its subsidiary, SmithKline Beecham Corporation, from 1989 until his retirement in 1994. Mr. Wendt is also a director of Allergan, Inc., Atlantic Richfield Co., Availl, Inc., The Egypt Investment Company and West Marine Corp. He is a trustee of the Trilateral Commission and Trustee Emeritus of the American Enterprise Institute. In 1994 Mr. Wendt was awarded the Order of the Rising Sun Gold and Silver Star by the Government of Japan, the highest honor given to a foreigner. In 1995 he was named as Honorary Commander of the British Empire by HRM Queen Elizabeth II.

     The Company's Certificate provides for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at the time are elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The terms of office of the Company's directors expire as follows: Messrs. Cowen and Grist in 1998; Messrs. Long and Rogers in 1999; and Messrs. Darienzo, Seegal and Wendt in 2000. See "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

     The Board of Directors has a Compensation Committee (the "Compensation Committee"), which is responsible for making recommendations regarding salaries, bonuses and other compensation matters for the Company's executive officers. The Compensation Committee serves as the administrator of the 1997 Plan. The members of the Compensation Committee are Messrs. Cowen, Grist, Long and Rogers. None of these individuals were at any time during 1996 an officer or employee of the Company.

     The Board of Directors also has an Audit Committee (the "Audit Committee"), which supervises and makes recommendations and decisions with respect to the periodic audits of the Company's financial results. The members of the Audit Committee are Messrs. Cowen, Grist and Seegal.

DIRECTOR COMPENSATION

     Except as described below, the directors do not receive cash compensation for services on the Board of Directors or any Committee thereof. All non-employee Board members are reimbursed for their out-of-pocket expenses incurred in connection with serving on the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation earned by the Company's Chief Executive Officer and its three other most highly compensated executive officers (the "Named Executive Officers") whose total salary and bonus for 1996 exceeded $100,000 for services rendered to the Company and its predecessors in all capacities during that year. The Named Executive Officers are the only executive officers of the Company.

                                                                        LONG TERM
                                                                       COMPENSATION
                                                                       ------------
                                                                          AWARDS
                                                                       ------------
                                              ANNUAL COMPENSATION       SECURITIES
                NAME AND                     ---------------------      UNDERLYING       ALL OTHER
         PRINCIPAL POSITIONS(S)               SALARY       BONUS        OPTIONS(1)      COMPENSATION
-----------------------------------------    --------     --------     ------------     ------------
Kenneth A. Darienzo......................    $219,615     $198,103             --         $
  Chairman of the Board and
  Chief Executive Officer
Martin J. Dymek..........................     131,000       70,356             --
  President
Kenneth Krueger..........................     136,000       45,420             --
  Executive Vice President, Operations
Bruce D. Nye (3).........................          --           --             --               --
  Vice President, Chief Financial Officer
     and Corporate Secretary

---------------

(1) While the Company did not make any restricted stock grants or option grants to any of the Named Executive Officers during the year ended December 31, 1996, the Company granted non-qualified stock options to purchase Common Stock to each of the Named Executive Officers in January and May 1997, some of which were fully vested and the remaining options will vest at the earlier of the consummation of the Offering or in equal annual installments if the Company attains certain financial criteria in the year. All of the options were granted at an exercise price of $0.40, and the fully vested options will terminate in January 2007 and the performance options will terminate in May 2007. In August 1997, the Company granted incentive stock options ("ISOs") to the Named Executive Officers at an exercise price equal to the initial public offering price. Such options vest in four equal annual installments commencing in August 1998 and terminate in August 2007. The options granted to the Named Executive Officers are as follows: Mr. Darienzo (100,000 fully vested options, 134,411 performance options and 30,000 ISOs), Mr. Dymek (50,000 fully vested options, 53,825 performance options and 21,000 ISOs), Mr. Krueger (50,000 fully vested options, 53,825 performance options and 16,000 ISOs) and Mr. Nye (16,055 performance options and 10,000
    ISOs).

(2) Consists of           .

(3) Mr. Nye joined the Company as its Vice President, Chief Financial Officer and Corporate Secretary in May 1997. He is currently paid an annual salary of $160,000. In May 1997, Mr. Nye was granted options to purchase 16,055 shares of Common Stock which will vest at the earlier of the consummation of the Offering or in equal annual installments if the Company attains certain financial objectives. All of such options were granted at an exercise price of $0.40, and such options will terminate in May 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION PLANS AND ARRANGEMENTS

     Employment Contracts

     In November 1996, the Company entered into an employment agreement with each of Messrs. Darienzo, Dymek and Krueger for a term ending December 31, 1999. The annual base salaries of Messrs. Darienzo, Dymek and Krueger as of the date hereof are $300,000, $199,000 and $155,000, respectively. Each of such officers is also eligible to receive a bonus based upon the Company's attainment of certain performance criteria, which bonus will not exceed 100% of such officer's annual base salary. The employment agreements provide that the Board may increase the annual base salaries and bonuses of such officers as appropriate. In the event the Company terminates any such agreement other than for cause, the Company must pay to such officer, in addition to all accrued and unpaid salary and benefits, his salary and certain benefits for 18 months from the date of such termination. If the Company terminates such officer's employment for cause or if such officer terminates his employment for any reason whatsoever, then the officer will be entitled to receive only accrued but unpaid salary through the date of such termination.

     1997 Stock Incentive Plan

     The Company's 1997 Plan is intended to serve as a comprehensive equity incentive program for the employees, non-employee members of the Company's Board of Directors (the "Board") or the board of directors of any parent or subsidiary of the Company, and independent consultants who provide valuable services to the Company. The 1997 Plan became effective on August 20, 1997 upon adoption by the Board and was subsequently approved by the stockholders in August 1997. A total of 400,000 shares of Common Stock has been reserved for issuance under the 1997 Plan. The share reserve will be increased automatically on the first day of January of each calendar year, beginning in January 1998, by a number of shares equal to 2% of the number of shares of Common Stock outstanding on the last day of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 200,000 shares in the aggregate per calendar year.

     The 1997 Plan is divided into four separate incentive programs: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services, (iii) the Salary Investment Option Grant Program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special stock option grants, and (iv) the Director Fee Option Grant Program pursuant to which the non-employee Board members may apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special stock option grants.

     The Discretionary Option Grant, Stock Issuance and Salary Investment Option Grant Programs will be administered by the Compensation Committee. The Compensation Committee, as Plan Administrator, will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the vesting schedule to be in effect for the option grants or stock issuances, the maximum term for which any granted option is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, except that all options granted under the Salary Investment Option Grant Program will be non-statutory stock options. The administration of the Director Fee Option Grant Program will be self-executing in accordance with the express provisions of that program.

     The exercise price for the shares of Common Stock subject to option grants made under the 1997 Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

     In the event that the Company is acquired by merger or asset sale, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a specified period (not to exceed eighteen
(18) months) following (i) a merger or asset sale in which those options are assumed or those repurchase rights are assigned or (ii) a change in control of the Company effected by a successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members. The Plan Administrator will also have the discretion to provide for the automatic acceleration of options and the lapse of any repurchase rights upon
(i) a change in control of the Company effected by a successful tender offer for more than 50% of the Company's outstanding voting stock or by proxy contest for the election of Board members or (ii) the termination of the individual's service, whether involuntarily or through a resignation for good reason, within a specified period (not to exceed eighteen (18) months) following such a change in control.

     Stock appreciation rights may be issued in tandem with option grants made under the Discretionary Option Grant Program. The holders of such rights will have the opportunity to elect between the exercise of their outstanding stock options for shares of Common Stock or the surrender of those options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     In the event the Plan Administrator elects to activate the Salary Investment Option Grant Program, each executive officer and other highly compensated employee of the Company selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. If such election is approved by the Plan Administrator, the officer will be granted, on or before the last trading day in January in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of

Common Stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant will be equal to the amount of salary invested in that option. The option will vest in a series of twelve (12) equal monthly installments over the calendar year for which the salary reduction is in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

     In the event the Director Fee Option Grant Program is activated in the future, each non-employee Board member would have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant would automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Common Stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will become exercisable for the option shares in a series of twelve (12) equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1997 Plan at any time. The 1997 Plan will terminate on August 19, 2007, unless sooner terminated by the Board.

     On August 20, 1997, the Board granted options to purchase an aggregate of 226,000 shares of Common Stock under the 1997 Plan to certain employees of the Company, including the following executive officers: Kenneth Darienzo - 30,000 options; Martin Dymek - 21,000 options; Kenneth Krueger - 16,000 options and Bruce Nye - 10,000 options. These options vest in four equal annual installments commencing in August 1998 and have an exercise price equal to the initial public offering price.

401(K) PROFIT SHARING PLAN

     The Company has an employee profit sharing plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows eligible employees to defer up to 15% of their pretax earnings, subject to the Internal Revenue Service annual contribution limit. The Company makes matching contributions equal to 100% of employee contributions up to 4% of the participant's eligible compensation. The Company's contributions to the 401(k) Plan for 1996 totaled $33,000.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief against the directors will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     Under Section 145 of the Delaware General Corporation Law, the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise.

     The Company has entered into agreements to indemnify its executive officers and all of its directors in addition to the indemnification provided for in the Bylaws. These agreements will, among other things, indemnify those parties for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services by such person as an officer or a director of the Company, or as an officer or a director of any other company or enterprise to which the person provides services at the request of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the indemnification agreements or the Company's charter documents, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company has also obtained directors' and officers' liability insurance for its directors and executive officers.

                              CERTAIN TRANSACTIONS
ACQUISITION

     In November 1996, the Company acquired certain of the assets of its predecessor, S-O, from Bausch & Lomb. In conjunction with the Acquisition, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with The 1818 Fund II, L.P. (the "Fund"), pursuant to which the Company sold 22,000 shares of Class A Preferred Stock and warrants to purchase 2,900,000 shares of Common Stock at a nominal exercise price to the Fund for $22.0 million. T. Michael Long, Walter W. Grist and Andrew Cowen, directors of the Company, are a partner, senior manager and associate manager, respectively, of Brown Brothers, which is the general partner of the Fund, and were elected to the Company's Board pursuant to rights granted to the Fund in connection with the Acquisition. The Fund's right to require the Company to nominate up to three individuals designated by it as directors terminates upon the consummation of the Offering.

     In conjunction with the Acquisition, the Company also sold (i) 3,185 shares of Class C Preferred Stock and warrants to purchase 477,750 shares of Common Stock at a nominal exercise price to Exeter Venture Lenders, L.P. and Exeter Equity Partners, L.P. (collectively, "Exeter") and S-O Acquisition LLC for $3.2 million, and (ii) 50,000 shares of Common Stock and warrants to purchase 745,400 shares of Common Stock to S-O Management LLC at a nominal exercise price for $1,000. Henry Wendt, one of the Company's directors, owns an equity interest in S-O Acquisition LLC and S-O Management LLC (collectively, the "S-O Parties"). An affiliate of Furman Selz LLC, one of the Underwriters, is the general partner of Anvers L.P., which also owns an equity interest in S-O Acquisition LLC. In addition, Douglas E. Rogers, a director of the Company, and Richard Gumer, a Managing Director of Furman Selz LLC, own equity interests in S-O Management LLC. Wasserstein Perella Group, Inc. owns an equity interest in S-O Acquisition LLC. Frederic M. Seegal, a director of the Company, is President of Wasserstein Perella Group, Inc. The Company pays S-O Management LLC $250,000 per year pursuant to a Management Services Agreement that terminates upon consummation of the Offering.

     In addition, in connection with the Acquisition, the Company entered into Note and Warrant Purchase Agreements with Equitable Life Assurance Society of the United States ("Equitable Life") and Exeter. Under the terms of the Note and Warrant Purchase Agreements, the Company sold (i) $10.0 million aggregate principal amount of its 16% Series A Subordinated Notes and warrants to purchase 240,000 shares of Common Stock at a nominal exercise price to Equitable Life and
(ii) $2.5 million aggregate principal amount of its 14% Series B Subordinated Notes and warrants to purchase 88,000 shares of Common Stock at a nominal exercise price to Exeter. Equitable Life is a wholly-owned subsidiary of The Equitable Companies Incorporated, which owns approximately 77% of DLJ, one of the Underwriters.

     Concurrently with the Acquisition, the Company entered into a registration rights agreement with the Fund, S-O Parties, Exeter and Equitable Life and a stockholders agreement, which terminates upon consummation of the Offering, with such parties and Messrs. Wendt, Rogers and Gumer. See "Description of Capital Stock."

DIRECTOR OPTIONS

     In January 1997, the Company granted each member of the Company's Board of Directors (other than Mr. Darienzo) a stock option to acquire 35,700 shares of the Company's Common Stock at an exercise price of $1.00 per share.

PREFERRED STOCK CONVERSION

     On August 21, 1997, the Company and the holders of Class A Preferred Stock and Class C Preferred Stock agreed to amend the rights of the Class A Preferred Stock and Class C Preferred Stock so that 17,471 shares of Class A Preferred Stock and 2,527 shares of Class C Preferred Stock will automatically convert into an aggregate of 1,433,547 shares of Common Stock concurrently with the closing of the Offering, in lieu of mandatory redemption. The conversion price will be equal to 93% of the initial public offering price in this Offering. The remaining outstanding Class A Preferred Stock and Class C Preferred Stock will be redeemed out of the proceeds of the Offering. As discussed above, certain affiliates of the Company are holders of such shares of Class A Preferred Stock and Class B Preferred Stock.

RELATIONSHIPS BETWEEN THE COMPANY, CERTAIN DIRECTORS AND THE UNDERWRITERS

     Each of Mr. Rogers and Mr. Wendt, directors of the Company, is a Managing Director of DLJ and DLJ Merchant Banking II, Inc., an affiliate of DLJ. Mr. Rogers beneficially owns (i) 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options, (ii) 295,093 shares of Common Stock owned by S-O Management LLC and (iii) 1,920 shares of Common Stock owned by S-O Acquisition LLC, including 528 shares issuable upon conversion of Class C Preferred Stock. Mr. Wendt beneficially owns (i) 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options, (ii) 302,252 shares of Common Stock owned by S-O Management LLC and (iii) 102,301 shares of Common Stock owned by S-O Acquisition LLC, including 28,172 shares issuable upon conversion of 393 shares of Class C Preferred Stock. The remaining 102 shares of Class C Preferred Stock beneficially owned by Mr. Wendt will be redeemed with net proceeds of the Offering for approximately $102,000.

     Equitable Life beneficially owns (i) warrants to purchase approximately 211,200 shares of Common Stock and (ii) $10.0 million aggregate principal amount of 16% Series A Subordinated Notes of the Company. The Company intends to use a portion of the net proceeds of the Offering to repay all outstanding indebtedness under the 16% Series A Subordinated Notes. Equitable Life is a wholly owned subsidiary of The Equitable Companies Incorporated, which owns approximately 77% of DLJ.

     An affiliate of Furman Selz LLC, one of the Underwriters, is the general partner of Anvers, L.P., which beneficially owns (i) warrants to purchase approximately 75,000 shares of Common Stock of the Company and (ii) 500 shares of Class C Preferred Stock of the Company. 396 shares of such Class C Preferred Stock will be converted into 28,387 shares of Common Stock and the remaining shares will be redeemed for approximately $103,000.

     Mr. Gumer, a Managing Director of Furman Selz LLC, beneficially owns (i) 10,500 shares of Common Stock, (ii) warrants to purchase approximately 156,534 shares of Common Stock and (iii) 5 shares of Class C Preferred Stock of the Company.

     The Offering is being made pursuant to Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), because certain associates of DLJ and Furman Selz LLC beneficially own in excess of 10% of the Common Stock of the Company prior to the Offering and affiliates of DLJ will receive in excess of 10% of the proceeds of the Offering as a result of the redemption of the Class C Preferred Stock and the repayment of the 16% Series A Subordinated Notes of the Company. Rule 2720 provides that, among other things, when a NASD member participates in the underwriting of equity securities of a company with which there exists a conflict of interest, the price at which such equity securities are to be distributed to the public can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). UBS Securities LLC will assume the responsibilities of acting as the QIU in connection with the Offering.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock (as adjusted to reflect the Preferred Stock Conversion and the sale of the shares offered by the Company in the Offering) by (i) each person (or group of affiliated persons) known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners listed below have sole investment and voting power with respect to such shares, subject to community property laws, where applicable.

                                                                                      PERCENTAGE OF
                                                                                        CLASS(1)
                                                                    NUMBER        ---------------------
                                                                 BENEFICIALLY      BEFORE       AFTER
                                                                   OWNED(1)       OFFERING     OFFERING
                                                                 ------------     --------     --------
The 1818 Fund II, L.P.(2)......................................     4,152,401       66.6%        38.0%
  c/o Brown Brothers Harriman & Co.
  59 Wall Street
  New York, NY 10005
S-O Management LLC(3)..........................................       800,573       12.8          7.3
  4900 West Dry Creek Road
  Healdsburg, CA 95448
S-O Acquisition LLC(4).........................................       348,592        5.6          3.2
  4900 West Dry Creek Road
  Healdsburg, CA 95448
Kenneth A. Darienzo(5).........................................       234,411        3.6          2.1
Martin J. Dymek(6).............................................       103,825        1.6            *
Kenneth Krueger(7).............................................       103,825        1.6            *
Bruce D. Nye(8)................................................        16,055          *            *
Andrew C. Cowen(9).............................................        35,700          *            *
Walter W. Grist(10)............................................        35,700          *            *
T. Michael Long(11)............................................     4,188,101        6.8         38.2
Douglas E. Rogers(12)..........................................       332,713        5.3          3.0
Frederic M. Seegal(13).........................................        37,500          *            *
Henry Wendt(14)................................................       440,253        7.0          4.0
All directors and executive officers as a group (9
  persons)(15).................................................     4,824,717       69.9%        41.6%

---------------
  *  Less than one percent.

 (1) Beneficial ownership is based on 6,233,547 shares of Common Stock outstanding as of August 26, 1997 and 10,933,547 shares of Common Stock outstanding after completion of the Offering. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed to be outstanding and beneficially owned by the person holding such option for the purpose of computing beneficial ownership of such person, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person. Each owner of an equity interest in S-O Acquisition LLC and S-O Management LLC, respectively, is presented as beneficially owning a percentage of the shares of Common Stock owned by S-O Acquisition LLC and S-O Management LLC, respectively, equal to such owner's proportionate equity interest in each such entity.

 (2) The general partner of the 1818 Fund II, L.P. is Brown Brothers. T. Michael Long, a director of the Company, is a general partner of Brown Brothers. See footnote 11.

 (3) The members of S-O Management LLC have indicated that they intend to liquidate S-O Management LLC prior to the consummation of the Offering and distribute all of the Company's securities held by such limited liability company to its members. S-O Management LLC's shares (i) include 5,173 shares of Common Stock owned by S-O Acquisition LLC, representing S-O Management LLC's proportionate interest in the 348,592 shares of Common Stock owned by S-O Acquisition LLC, and (ii) exclude the remaining 343,419 shares of Common Stock owned of record by S-O Acquisition LLC, which S-O Management LLC may be deemed to own beneficially because it has sole voting power of the shares of Common Stock owned by S-O Acquisition LLC. S-O Management LLC disclaims beneficial ownership of all shares referenced in
     (ii) above.

 (4) The members of S-O Acquisition LLC have indicated that they intend to liquidate S-O Acquisition LLC prior to the consummation of the Offering and distribute all of the Company's securities held by such limited liability company to its members.

 (5) Mr. Darienzo's shares include (i) 100,000 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 134,411 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (6) Mr. Dymek's shares include (i) 50,000 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 53,825 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (7) Mr. Krueger's shares include (i) 50,000 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 53,825 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (8) Mr. Nye's shares include 16,055 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (9) Mr. Cowen's shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

(10) Mr. Grist's shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

(11) Mr. Long's shares (i) include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) exclude the 4,152,401 shares of Common Stock owned by the Fund, which Mr. Long may be deemed to beneficially own because he has voting power of the Fund's shares of Common Stock. Mr. Long disclaims beneficial ownership of all shares referenced in
     (ii) above.

(12) Mr. Rogers' shares (i) include (A) 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options, (B) 295,093 shares of Common Stock owned by S-O Management LLC, representing his proportionate interest in the 795,400 shares of Common Stock owned directly by S-O Management LLC, and (C) 1,920 shares of Common Stock owned by S-O Acquisition LLC, representing his proportionate interest in S-O Management's proportionate interest in the 348,592 shares of Common Stock owned by S-O Acquisition LLC, and (ii) exclude the remaining 500,307 shares of Common Stock owned by S-O Management LLC and the remaining 346,672 shares of Common Stock owned by S-O Acquisition LLC, which Mr. Rogers may be deemed to beneficially own because he has voting power over the shares of Common Stock held by each such entity. Mr. Rogers disclaims beneficial ownership of all shares referenced in (ii) above.

(13) Mr. Seegal's shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

(14) Mr. Wendt's shares (i) include (A) 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options, (B) 302,252 shares of Common Stock owned by S-O Management LLC, representing his proportionate interest in the 795,400 shares of Common Stock owned by S-O Management LLC, (C) 100,335 shares of Common Stock owned by S-O Acquisition LLC, representing his proportionate interest in the 348,592 shares of Common Stock owned by S-O Acquisition LLC, and (D) 1,966 shares of Common Stock owned by S-O Acquisition LLC, representing his proportionate interest in S-O Management's proportionate interest in the shares of Common Stock owned by S-O Acquisition LLC, and (ii) exclude the remaining 493,148 shares of Common Stock owned by S-O Management LLC and the remaining 246,291 shares of Common Stock owned by S-O Acquisition LLC which Mr. Wendt may be deemed to beneficially own because he currently has voting power over the shares of Common Stock held by each such entity. Mr. Wendt disclaims beneficial ownership of all shares referenced in (ii) above.

(15) The shares held by the officers and directors as a group include 672,316 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Offering and the concurrent exercise of all outstanding warrants to acquire Common Stock, and conversion to Common Stock or redemption of all outstanding shares of Preferred Stock, the authorized capital stock of the Company will consist of 35,000,000 shares of Common Stock, $.0001 par value per share, of which 10,933,547 shares will be outstanding, and 5,000,000 shares of Preferred Stock, $.0001 par value per share, none of which will be outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Certificate and Bylaws gives effect to the exercise of all outstanding warrants and the conversion to Common Stock or redemption of all outstanding shares of Preferred Stock. The description below is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held. Following the Offering, the holders of Common Stock, voting as a single class, will be entitled to elect all of the directors of the Company. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable.

DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of the Company's Certificate and Bylaws may make more difficult the acquisition of control of the Company by various means, such as a tender offer, open market purchases not approved by the Company's Board of Directors, a proxy contest or otherwise and could thereby deprive the stockholders of opportunities to realize a premium on their Common Stock. In addition, they may adversely affect the prevailing market price of the stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change in control of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions also encourage persons seeking to acquire control of the Company to consult first with the Company's Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of the Company or that is otherwise unfair to stockholders of the Company. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

See "Risk Factors -- Potential Anti-Takeover Effects of Delaware Law and the Company's Certificate of Incorporation and Bylaws."

     Directors; Classified Board; Removal; Filling Vacancies and Amendment. The Certificate provides that the number of directors will be fixed from time to time by resolution adopted by a majority of the directors then in office. Currently, the number is set at seven. The Certificate provides for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate authorizes only the Board of Directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. The Certificate also provides that directors of the Company may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Special Stockholder Meetings. The Certificate provides that special meetings of the stockholders, for any purpose or purposes, unless required by law, shall be called by the President or Secretary pursuant to a request in writing of the President, a majority of the entire Board of Directors or stockholders owning not less than 50% of the entire voting stock of the Company then issued and outstanding. A special meeting may not be held absent such a written request. The request shall state the purpose or purposes of the proposed meeting. Such limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate action that is opposed by the Board of Directors. Such action on the part of stockholders could include the removal of an incumbent director, the election of a stockholder nominee as a director or the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing Board of Directors and management.

     Preferred Stock. The Certificate authorizes 5,000,000 shares of Preferred Stock that may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in the Company's Certificate, as the Board of Directors determines. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock that ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. Although the Company's Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which, subject to certain limitations imposed by the securities laws, could impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders at the time of issuance. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Certificate establishes an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at special or annual stockholders' meetings. Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected. To be timely, notice must be received in general at the principal offices of the Company not less than 60, nor more than 90, days prior to the meeting of stockholders. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Written Consent; Special Meetings of Stockholders. The Certificate prohibits the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the Board of Directors.

     Amendment of Certain Provisions of the Certificate. The Certificate generally requires the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the Certificate concerning (i) the removal or appointment of directors, (ii) the authority of stockholders to act by written consent, (iii) the required vote to amend the Certificate, (iv) calling a special meeting of stockholders, (v) procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders, and (vi) director nominations by stockholders. These voting requirements will make it more difficult for minority stockholders to make changes in the Certificate that could be designed to facilitate the exercise of control over the Company. On the other hand, the requirement for approval by at least a two-thirds stockholder vote will enable the holders of a minority of the voting stock of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Certificate. Following the completion of the offering, the Company's present directors and executive officers and their respective affiliates will beneficially own
approximately     % of the outstanding Common Stock, giving them veto power with respect to any stockholder action or approval requiring a two-thirds vote.

REGISTRATION RIGHTS

     After the Offering, pursuant to registration rights agreements (the "Registration Rights Agreements") entered into in connection with the Acquisition, holders (the "Holders") of approximately 6,233,547 shares of Common Stock will be entitled to certain demand and piggy-back registration rights with respect to such shares. Pursuant to the Registration Rights Agreements, as modified by certain waivers of rights thereunder that were agreed upon in connection with the Offering, certain Holders may, commencing six months after the Offering, request that the Company file a registration statement under the Securities Act and, upon such request and subject to certain conditions and restrictions, the Company generally will be required to use its best efforts to effect one such registration. Additionally, within twenty-four months of the Offering, the Company must file a shelf registration statement on Form S-3 to register 2,900,000 shares of Common Stock acquired as a result of the exercise of warrants held by the Class A Preferred Stock investors; however, such required registration is subject to postponement if it would interfere with certain material transactions of the Company then under consideration. In addition, if the Company proposes to register any of its securities either for its own account or for the account of other stockholders, the Company is required, with certain exceptions, to notify the Holders and, subject to certain limitations, include in any underwritten registration all of the shares of Common Stock requested to be included by the Holders. The Company is generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations.

TRANSFER AGENT AND REGISTRATION

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 10,933,547 shares of Common Stock outstanding. Of these shares, the 4,700,000 shares sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable immediately following the Offering without restriction under the Securities Act. Of the remaining 6,233,547 shares of Common Stock, 4,800,000 will become transferable 90 days following the date of this Prospectus subject to compliance with the applicable provisions of Rule 144, assuming the lock-up discussed below is not applicable.

     Each of the Company, its executive officers and directors and certain stockholders of the Company who in the aggregate beneficially own 100% of the total number of outstanding shares of Common Stock not sold in the Offering, has agreed (except, in the case of the Company, for the grant of options or issuance of stock under the 1997 Plan or upon conversion of the Preferred Stock) not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) (the "Lock-Up") for a period of 180 days (the "Lock-up Period") after the date of this Prospectus without the prior written consent of DLJ.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 109,335 shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale (the "Volume Limitations"). A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates of the Company must always sell pursuant to the volume limitations under Rule 144, even after the applicable holding periods have been satisfied.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     Pursuant to the Registration Rights Agreements, holders of 6,233,547 shares of Common Stock will be entitled to certain demand and piggy-back registration rights with respect to such shares. See "Certain Transactions -- Acquisition" and "Description of Capital Stock -- Registration Rights." During the Lock-up Period, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable into Common Stock, other than a registration statement on Form S-8 covering securities issuable under the 1997 Plan, without DLJ's prior written consent.

     The Company intends to file registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable upon exercise of options pursuant to outstanding or future grants under the 1997 Plan. However, all holders of all such options have agreed to the Lock-Up.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement dated
            , 1997 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, UBS Securities LLC and Furman Selz LLC (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below.

                                                                            NUMBER OF
                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        Donaldson, Lufkin & Jenrette Securities Corporation...............
        UBS Securities LLC................................................
        Furman Selz LLC...................................................

                                                                            ---------
                  Total...................................................  4,700,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to certain conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $          per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $          per share. After the
initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 705,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and certain stockholders of the Company has agreed (except, in the case of the Company, for the grant of options or issuance of stock under the Company's 1997 Plan) not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects of future earnings of the Company, the recent market price of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

     Other than in the United States, no action has been taken by the Company or the Underwriters that permits a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Offering is being made pursuant to Rule 2720 of the Conduct Rules of the NASD, because certain associates of DLJ and Furman Selz LLC own in excess of 10% of the Common Stock of the Company prior to the Offering and affiliates of DLJ will receive in excess of 10% of the proceeds of the Offering as a result of the redemption of the Class C Preferred Stock and the repayment of the 16% Series A Subordinated Notes of the Company. Rule 2720 provides that, among other things, when an NASD member participates in the underwriting of equity securities of a company in which there exists a conflict of interest, the price at which such equity securities are to be distributed to the public can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. UBS Securities LLC will assume the responsibilities of acting as the QIU in connection with the Offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995, for the years ended December 31, 1995 and 1994, for the period January 1, 1996 through November 15, 1996 and the period November 16, 1996 through December 31, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available quarterly reports for the first three quarters of each year following the end of each such quarter.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants -- The Company......................................  F-2
Report of Independent Accountants -- The Predecessor..................................  F-3
Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997
  (unaudited).........................................................................  F-4
Consolidated Statements of Operations for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996, the six months ended June 30, 1996 (unaudited) and the six months ended June 30, 1997 (unaudited)..........................................  F-5
Consolidated Statements of Stockholders' Equity (Deficit)/Predecessor Equity for the
  years ended December 31, 1994 and 1995, the period January 1, 1996 through November
  15, 1996, the period November 16, 1996 through December 31, 1996 and the six months ended June 30, 1997 (unaudited).....................................................  F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996, the six months ended June 30, 1996 (unaudited) and the six months ended June 30, 1997 (unaudited)..........................................  F-7
Notes to Consolidated Financial Statements............................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Steri-Oss, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Steri-Oss, Inc. (the "Company") and its subsidiaries at December 31, 1996 and the results of their operations and their cash flows for the period from November 16, 1996 through December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, effective November 16, 1996 the Company acquired certain assets and assumed certain liabilities of the Predecessor in a transaction accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and is, therefore, not comparable.

PRICE WATERHOUSE LLP
Costa Mesa, California
July 31, 1997, except for Notes 1, 9 and 14, as to which the date is August 26, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Steri-Oss, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, Predecessor equity and of cash flows present fairly, in all material respects, the financial position of Steri-Oss, a wholly owned subsidiary of Bausch and Lomb Incorporated, as described in Note 1 (the "Predecessor") at December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995 and for the period from January 1, 1996 through November 15, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Predecessor's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, effective November 16, 1996 the Company acquired certain assets and assumed certain liabilities of the Predecessor in a transaction accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and is, therefore, not comparable.

PRICE WATERHOUSE LLP
Costa Mesa, California
July 31, 1997, except for Notes 1, 9 and 14, as to which the date is August 26, 1997

                                STERI-OSS, INC.

                          CONSOLIDATED BALANCE SHEETS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

                                     ASSETS

                                                 PREDECESSOR                     COMPANY
                                                 ------------   ------------------------------------------
                                                 DECEMBER 31,   DECEMBER 31,    JUNE 30,       PRO FORMA
                                                     1995           1996          1997       JUNE 30, 1997
                                                 ------------   ------------   -----------   -------------
                                                                               (UNAUDITED)    (UNAUDITED)

                                                                                               (NOTE 2)
Current assets
  Cash and cash equivalents....................    $    120       $    220       $    61        $    61
  Accounts receivable, net of allowance for
     doubtful accounts of $79, $0 and $237,
     respectively..............................       3,649          5,114         7,083          7,083
  Inventories (Note 4).........................       3,749          4,426         6,062          6,062
  Prepaid expenses and other current assets....         248            314           305            305
                                                    -------        -------       -------        -------
     Total current assets......................       7,766         10,074        13,511         13,511
Fixed assets, net (Note 5).....................       2,857          4,674         5,128          5,128
Goodwill, net of accumulated amortization of
  $1,820, $183 and $954, respectively..........      24,646         58,971        59,352         59,352
Other assets (Notes 6 and 7)...................         379          5,908         5,415          5,415
                                                    -------        -------       -------        -------
                                                   $ 35,648       $ 79,627       $83,406        $83,406
                                                    =======        =======       =======        =======

                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)/PREDECESSOR EQUITY
Current liabilities
  Current portion of long-term debt (Note 6)...    $              $  3,020       $ 3,269        $ 3,269
  Accounts payable.............................         506            712         2,091          2,091
  Accrued liabilities..........................       2,511          2,890         3,114          3,114
  Customer advances............................          43          1,095           488            488
                                                    -------        -------       -------        -------
     Total current liabilities.................       3,060          7,717         8,962          8,962
Long-term debt (Note 6)........................                     36,396        39,776         39,776
Mandatorily redeemable preferred stock (Notes 7
  and 14)......................................                     34,226        35,814         15,814
Commitments and contingencies (Note 8)
Stockholders' equity (deficit)/predecessor
  equity (Notes 1, 2, 9 and 14)
  Common stock $0.0001 par value, 35,000,000
     shares authorized, 50,000 shares issued
     and outstanding at December 31, 1996 and
     June 30, 1997 (unaudited), respectively,
     and 1,483,547 shares issued and
     outstanding on a pro forma basis at June
     30, 1997 (unaudited)......................
  Additional paid-in capital...................                      1,901         1,909         23,414
  Accumulated deficit..........................                       (613)       (3,055)        (4,560)
  Predecessor equity...........................      32,588
                                                    -------        -------       -------        -------
     Total stockholders' equity
       (deficit)/predecessor equity............      32,588          1,288        (1,146)        18,854
                                                    -------        -------       -------        -------
                                                   $ 35,648       $ 79,627       $83,406        $83,406
                                                    =======        =======       =======        =======

          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

                                                    PREDECESSOR
                                          --------------------------------     COMPANY      PREDECESSOR   COMPANY
                                                                             ------------   ----------   ----------
                                             YEAR ENDED        JANUARY 1,    NOVEMBER 16,   SIX MONTHS   SIX MONTHS
                                            DECEMBER 31,        THROUGH        THROUGH        ENDED        ENDED
                                          -----------------   NOVEMBER 15,   DECEMBER 31,    JUNE 30,     JUNE 30,
                                           1994      1995         1996           1996          1996         1997
                                          -------   -------   ------------   ------------   ----------   ----------
                                                                                            (UNAUDITED)  (UNAUDITED)
Net sales...............................  $22,168   $27,361     $ 28,108      $    4,089     $ 15,744    $   19,334
Cost of sales...........................    6,666     7,865        7,430           1,356        4,226         5,148
                                          -------   -------      -------      ----------      -------    ----------
  Gross profit..........................   15,502    19,496       20,678           2,733       11,518        14,186
Selling, general and administrative
  expense...............................   11,393    14,241       14,791           1,929        8,224        10,974
Research and development expense........    1,781     2,225        2,116             352        1,255         1,322
                                          -------   -------      -------      ----------      -------    ----------
Income from operations..................    2,328     3,030        3,771             452        2,039         1,890
Interest expense........................                                           1,065                      4,332
                                          -------   -------      -------      ----------      -------    ----------
  Income (loss) before income taxes.....    2,328     3,030        3,771            (613)       2,039        (2,442)
Income taxes............................    1,253     1,572        1,852                        1,003
                                          -------   -------      -------      ----------      -------    ----------
  Net income (loss).....................  $ 1,075   $ 1,458     $  1,919      $     (613)    $  1,036    $   (2,442)
                                          =======   =======      =======      ==========      =======    ==========
Unaudited per share information (Notes 2
  and 14)
  Pro forma net loss per share..........                                      $    (0.05)                $    (0.20)
                                                                              ==========                 ==========
  Weighted average shares outstanding...                                       6,938,541                  6,938,541
                                                                              ==========                 ==========
  Supplemental net income per share.....                                      $     0.02                 $     0.10
                                                                              ==========                 ==========
  Weighted average shares outstanding...                                      11,638,541                 11,638,541
                                                                              ==========                 ==========

          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)/PREDECESSOR EQUITY
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

                                                      COMMON
                                                      STOCK         ADDITIONAL
                                                 ----------------   PAID-IN   ACCUMULATED    PREDECESSOR
                                                 SHARES   AMOUNT    CAPITAL     DEFICIT       EQUITY     TOTAL
                                                 ------   -------   ------   -------------   --------   --------
Balances at January 1, 1994....................           $         $           $            $ 27,220   $ 27,220
  Net income...................................                                                 1,075      1,075
  Net transfer from Bausch & Lomb..............                                                 2,403      2,403
                                                 ------   -------   ------      -------      --------   --------
Balances at December 31, 1994..................                                                30,698     30,698
  Net income...................................                                                 1,458      1,458
  Net transfer from Bausch & Lomb..............                                                   432        432
                                                 ------   -------   ------      -------      --------   --------
Balances at December 31, 1995..................                                                32,588     32,588
  Net income...................................                                                 1,919      1,919
  Net transfer to Bausch & Lomb................                                                  (634)      (634)
                                                 ------   -------   ------      -------      --------   --------
Balances at November 15, 1996..................                                                33,873     33,873
  Change in ownership in connection with the
     formation of the Company..................                                               (33,873)   (33,873)
  Issuance of stock in connection with the
     formation of the Company..................  50,000                  1                                     1
  Issuance of warrants to purchase common
     stock.....................................                      1,900                                 1,900
  Net loss.....................................                                    (613)                    (613)
                                                 ------   -------   ------      -------      --------   --------
Balances at December 31, 1996..................  50,000              1,901         (613)                   1,288
  Issuance of options to purchase common
     stock.....................................                          8                                     8
  Net loss.....................................                                  (2,442)                  (2,442)
                                                 ======   =======   ======      =======      ========   ========
Balances at June 30, 1997 (Unaudited)..........  50,000   $         $1,909      $(3,055)     $          $ (1,146)
                                                 ======   =======   ======      =======      ========   ========

          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

                                                           PREDECESSOR
                                                 --------------------------------     COMPANY      PREDECESSOR     COMPANY
                                                                                    ------------   -----------   -----------
                                                    YEAR ENDED        JANUARY 1,    NOVEMBER 16,   SIX MONTHS    SIX MONTHS
                                                   DECEMBER 31,        THROUGH        THROUGH         ENDED         ENDED
                                                 -----------------   NOVEMBER 15,   DECEMBER 31,    JUNE 30,      JUNE 30,
                                                  1994      1995         1996           1996          1996          1997
                                                 -------   -------   ------------   ------------   -----------   -----------
                                                                                                          (UNAUDITED)
Cash flows from operating activities
  Net income (loss)............................  $ 1,075   $ 1,458     $  1,919       $   (613)      $ 1,036       $(2,442)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities
    Depreciation and amortization..............    1,195     1,451        1,510            343           857         1,444
    Compensation expense on issuance of stock
      options..................................                                                                          8
    Dividends and interest on redeemable
      preferred stock and subordinated debt....                                            542                       2,247
    Provision for income taxes of
      Predecessor..............................    1,253     1,572        1,852                        1,003
    Changes in operating assets and
      liabilities, net of acquisitions
      Accounts receivable......................     (178)   (1,202)        (879)          (585)       (1,085)       (1,398)
      Inventories..............................     (677)     (864)        (823)           351          (224)       (1,010)
      Prepaid expenses and other current
         assets................................     (408)     (115)         (43)           (26)         (165)           24
      Accounts payable.........................     (403)      114          974           (472)           40           785
      Accrued liabilities......................      263       856         (522)           936           376           172
      Customer advances........................     (440)       43        1,446           (394)          806          (607)
                                                 -------   -------      -------       --------       -------       -------
    Net cash provided by (used in) operating
      activities...............................    1,680     3,313        5,434             82         2,644          (777)
Cash flows from investing activities
  Payment for purchase of net assets from
    Bausch and Lomb............................                                        (58,744)
    Interpore..................................                                                                     (1,737)
    Purchases of fixed assets, net.............   (1,702)   (1,190)      (1,957)          (250)       (1,286)       (1,018)
                                                 -------   -------      -------       --------       -------       -------
    Net cash used in investing activities......   (1,702)   (1,190)      (1,957)       (58,994)       (1,286)       (2,755)
Cash flows from financing activities
  Proceeds from issuance of mandatorily
    redeemable preferred stock.................                                         22,448
  Payment of note payable to Bausch & Lomb.....                                                                       (714)
  Proceeds from issuance of long-term debt.....                                         38,823                       4,087
  Payment of issue costs.......................                                         (2,140)
  Advances from (to) Bausch & Lomb.............      177    (2,158)      (3,597)                        (805)
  Proceeds from issuance of common stock.......                                              1
                                                 -------   -------      -------       --------       -------       -------
    Net cash provided by (used in) financing
      activities...............................      177    (2,158)      (3,597)        59,132          (805)        3,373
                                                 -------   -------      -------       --------       -------       -------
Net increase (decrease) in cash and cash
  equivalents..................................      155       (35)        (120)           220           553          (159)
Cash and cash equivalents, beginning of
  period.......................................                155          120                          120           220
                                                 -------   -------      -------       --------       -------       -------
Cash and cash equivalents, end of period.......  $   155   $   120     $              $    220       $   673       $    61
                                                 =======   =======      =======       ========       =======       =======
Supplemental disclosure of cash flow
  information
  Cash paid for
    Interest...................................  $    --   $    --     $     --       $    122       $    --       $ 1,961
                                                 =======   =======      =======       ========       =======       =======

Supplemental schedule of noncash investing and financing activities:

As described in Notes 3 and 7, the Company issued mandatorily redeemable preferred stock totaling $10,000 directly to Bausch & Lomb as partial consideration for the purchase of net assets of the Predecessor.

          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

1. ORGANIZATION AND BUSINESS

     Steri-Oss Inc. was incorporated in Delaware on October 17, 1996. Steri-Oss Inc. is a wholly owned subsidiary of S-O Acquisition Corp., which was incorporated in Delaware on July 12, 1996. On August 22, 1997, S-O Acquisition Corp. changed its name to Steri-Oss, Inc. (the "Company").

     Effective November 16, 1996, the Company acquired the assets and liabilities of the Steri-Oss subsidiary (the "Predecessor") of Bausch & Lomb Incorporated ("Bausch & Lomb"). For financial statement purposes the acquisition was accounted for as a purchase and, accordingly, the results of the Predecessor are included in the consolidated financial statements of the Company from the date of acquisition.

     Effective May 1, 1997, the Company acquired certain assets and liabilities relating to the dental operations of Interpore Dental, Inc. ("Interpore"). For financial statement purposes, the acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. This acquisition was not material to the results of operations, financial position or customer base of the Company.

     The Company manufactures dental implants and related products. The Company's business activity is largely concentrated directly with dental implant specialists in North America and with independent distributors in Europe and the Middle East, Asia, and Central and South America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Revenue Recognition

     Revenues from the sale of dental implants and related products are recognized when products are shipped.

  Cash and Cash Equivalents

     Cash and cash equivalents are comprised of cash on hand and short-term, liquid investments with original maturities of three months or less.

  Disclosures About Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The carrying amounts of the Company's senior and subordinated notes payable and mandatorily redeemable preferred stock approximate fair value based upon the current rates offered to the Company for obligations of the same remaining maturities.

  Inventories

     Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

  Fixed Assets

     Additions and expenditures which substantially increase the useful lives of assets are capitalized at cost, while maintenance and repair costs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to eight years.

  Goodwill

     Goodwill is the excess of the cost of net assets acquired over their fair value and is amortized on a straight-line basis over the expected periods to be benefited. It is the Company's policy to periodically evaluate the carrying value of its operating assets, including goodwill, and to recognize impairments when the estimated future undiscounted net operating cash flows from the use of assets are less than their carrying value.

  Debt Issuance Costs and Debt Discounts

     Debt issuance costs are recorded as deferred charges and are amortized over the term of the related debt by a charge to interest expense. Debt discounts are reflected as a deduction in the carrying value of the related note and amortized using the effective interest method.

  Research and Development

     Research and development costs incurred by the Company are charged to operations as incurred.

  Income Taxes

     Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events including enactment of changes in tax laws or rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

     Income taxes during the years ended December 31, 1994, 1995 and for the period from January 1, 1996 through November 15, 1996, were provided on a separate return basis. The Predecessor was included in the consolidated income tax returns of Bausch & Lomb.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

  Unaudited Per Share Information

     Unaudited pro forma net loss per share is based on the weighted average common shares outstanding after retroactively reflecting the 50 for one stock split (Note 14). In accordance with Staff Accounting Bulletin ("SAB") No. 83 issued by the Securities and Exchange Commission (the "Commission"), all common stock and common stock equivalents issued within one year of the initial filing of a registration statement at per share prices below the initial public offering (the "Offering") price per share are included in the number of shares outstanding at the beginning of the respective period, using the treasury stock method of

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

accounting using an assumed Offering price per share of $15, even though their effects may be antidilutive. The Company has also included the effects of the conversion of Class A 8.8% mandatorily redeemable preferred stock totaling $17,471 and Class C 8.0% mandatorily redeemable preferred stock totaling $2,529, into 1,433,547 shares of common stock as if the conversion was consummated at the date of issuance. The assumed conversion of the preferred stock reduced the Company's net loss by $268 and $1,067 for the period from November 16, 1996 through December 31, 1996 and the six months ended June 30, 1997, respectively. Management does not believe that historical per share information is meaningful and accordingly, such information is not presented.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 simplifies the standards for computing Earnings Per Share ("EPS"), eliminating the presentation of primary EPS (currently required by Accounting Principles Board Opinion No. 15, "Earnings Per Share") and requiring dual presentation of basic and diluted EPS on the face of the income statement for all public corporations with complex capital structures. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption is not permitted, although pro forma disclosure is optional. SFAS No. 128 is not expected to have a significant impact on per share data.

  Unaudited Supplemental Data

     Unaudited supplemental net income per share adjusts the pro forma net income per share to give effect to the repayment of approximately $59,900 of mandatorily redeemable preferred stock and long-term debt using a portion of the proceeds from the Offering. The assumed repayment of mandatorily redeemable preferred stock and long-term debt increased the Company's pro forma net income by $616 and $2,509 for the periods ended December 31, 1996 and June 30, 1997, respectively.

  Unaudited Pro Forma Balance Sheet Data

     Unaudited pro forma balance sheet data adjusts the historical June 30, 1997 (unaudited) balance sheet to reflect the conversion of $20,000 of Class A and Class C mandatorily redeemable preferred stock into 1,433,547 shares of common stock.

  Accounting for Stock-Based Compensation

     The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. The disclosures required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," have been included in Note 9.

  Fiscal Periods

     The Company uses a fifty-two/fifty-three week fiscal year ending on the last Saturday in December. Fiscal year 1994 was a fifty-three week year and fiscal years 1995 and 1996 were fifty-two week years. As a result, fiscal periods may not end on the same day as the end of the respective calendar period. Fiscal years 1994, 1995 and 1996 ended on December 31, December 30 and December 28, respectively. The first six months of 1996 and 1997 ended on June 29 and June 28, respectively. For convenience of presentation, the financial statements are shown as ending on December 31, and June 30.

  Reclassifications

     Certain prior period amounts have been reclassified to conform with current period presentations.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

  Unaudited Interim Financial Information

     The accompanying interim statements of operations, stockholders' equity (deficit) and cash flows for the six months ended June 30, 1996 and 1997 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results of operations, stockholders' equity (deficit) and of cash flows. The results of operations and cash flows for the six months ended June 30, 1997 are not necessarily indicative of the results of operations and cash flows for the full year.

3. ACQUISITIONS

  Steri-Oss

     The aggregate purchase price of $69,000 in connection with the Company's acquisition of the Predecessor on November 16, 1996 (Note 1) was allocated to acquired assets based upon their respective fair market values as follows:

                Current assets.....................................  $ 9,800
                Fixed assets.......................................    4,500
                Goodwill...........................................   59,200
                Current liabilities................................   (4,500)
                                                                     -------
                                                                     $69,000
                                                                     =======

     Goodwill is being amortized over 40 years. Amortization for the period November 16, 1996 to December 31, 1996 and the six month period ended June 30, 1997 (unaudited) amounted to $183 and $741, respectively. The acquisition was financed by the issuance of mandatorily redeemable preferred stock, subordinated debt and the Bank Facility (Note 7).

     Bausch & Lomb purchased the Predecessor in 1993 for an initial price of approximately $26,000 subject to an earn-out provision based on profitability. During the years ended December 31, 1994 and 1995, and for the period from January 1, 1996 through November 15, 1996, earn-outs of $973, $1,018 and $1,111, respectively, were incurred and capitalized to goodwill. The aggregate purchase price paid by Bausch & Lomb, including direct acquisition costs, amounted to approximately $31,000. Bausch & Lomb allocated the excess cost over fair value of the net assets acquired to goodwill, which prior to November 15, 1996 was being amortized over 40 years. Amortization expense for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 through November 15, 1996 amounted to $832, $856 and $798, respectively.

4. INVENTORIES

     Inventories are summarized as follows:

                                                PREDECESSOR                COMPANY
                                                ------------     ----------------------------
                                                DECEMBER 31,     DECEMBER 31,
                                                    1995             1996          JUNE 30,
                                                ------------     ------------        1997
                                                                                  -----------
                                                                                  (UNAUDITED)
        Raw materials.........................     $1,824           $2,036          $ 2,536
        Work-in process.......................        507              583              990
        Finished goods........................      1,418            1,807            2,536
                                                   ------           ------           ------
                                                   $3,749           $4,426          $ 6,062
                                                   ======           ======           ======

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

5. FIXED ASSETS:

     Fixed assets consist of the following:

                                                PREDECESSOR                COMPANY
                                                ------------     ----------------------------
                                                DECEMBER 31,     DECEMBER 31,
                                                    1995             1996          JUNE 30,
                                                ------------     ------------        1997
                                                                                  -----------
                                                                                  (UNAUDITED)
        Leasehold improvements................     $  230           $  297          $   315
        Machinery and equipment...............      2,168            2,829            4,447
        Office furniture and fixtures.........      1,256            1,439              754
        Construction in progress..............         87              241              324
                                                   ------           ------           ------
                                                    3,741            4,806            5,840
        Less: accumulated depreciation........       (884)            (132)            (712)
                                                   ------           ------           ------
                                                   $2,857           $4,674          $ 5,128
                                                   ======           ======           ======

     Depreciation expense for the years ended December 31, 1994 and 1995, the period January 1 through November 15, 1996, the period November 16 through December 31, 1996, the six months ended June 30, 1996 (unaudited) and six months ended June 30, 1997 (unaudited) totaled $363, $595, $712, $132, $352 and $575, respectively.

 6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                         COMPANY
                                                                               ---------------------------
                                                                               DECEMBER 31,     JUNE 30,
                                                                                   1996           1997
                                                                               ------------    -----------
                                                                                               (UNAUDITED)
Working Capital Loan which expires on November 15, 1999; variable interest rate based on a bank's referenced base rate (the "Reference Rate") plus
  1.5% per annum (9.75% at June 30, 1997) or LIBOR plus 2.75% per annum.
  Maximum borrowing under this loan is $5,000................................    $  1,323        $ 3,404
Revolving Term Loan due in quarterly installments ranging from $750 to $1,000 through November 15, 2001; interest rate based on the Reference Rate plus
  1.5% per annum (9.75% at June 30, 1997) or LIBOR plus 3.0% per annum.
  Maximum borrowing under this loan is $17,500 and $18,250, respectively.....      17,500         18,250
Term Loan due in quarterly installments of $19 through January 1, 2001, at which time such payments increase in the range of $550 to $1,700 through
  November 15, 2002; variable interest rate based on the Reference Rate plus
  2.0% per annum (10.25% at June 30, 1997) or LIBOR plus 3.75% per annum; net of unamortized discount of $39 and $35 at December 31, 1996 and June 30,
  1997, respectively.........................................................       7,461          7,447
Capital Expenditure Loan which expires on November 15, 2002; variable interest rate based on the Reference Rate plus 1.5% per annum (9.75% at
  June 30, 1997) or LIBOR plus 3.0% per annum. Maximum borrowing under this
  loan is $3,000.............................................................                      1,275
16% Series A Senior Subordinated Notes due in one lump sum on May 15, 2003, with an acceleration clause of 25% of outstanding principal upon an initial public offering, with an effective interest rate of 16.99%; net of unamortized discount of $103 and $95 at December 31, 1996 and June 30,
  1997, respectively.........................................................       9,947         10,168
14% Series B Senior Subordinated Notes due in one lump sum on May 15, 2003, with an acceleration clause of 25% of outstanding principal upon an initial public offering, with an effective interest rate of 14.75%; net of unamortized discount of $35 and $33 at December 31, 1996 and June 30, 1997,
  respectively...............................................................       2,471          2,501
10.25% acquisition note payable to Bausch & Lomb, repaid February 14, 1997...         714
                                                                                  -------        -------
    Total long-term debt.....................................................      39,416         43,045
    Less current portion.....................................................      (3,020)        (3,269)
                                                                                  -------        -------
    Long-term debt...........................................................    $ 36,396        $39,776
                                                                                  =======        =======

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

     The Working Capital Loan, Revolving Term Loan, Term Loan and Capital Expenditure Loan (collectively the "Bank Facility") are senior to all indebtedness of the Company and are secured by substantially all of the Company's assets. The Company is obligated to pay a commitment fee of 0.5% per annum of the unused portion of the Working Capital Loan, Revolving Term Loan and Capital Expenditure Loan. Under the provisions of the Company's credit agreements the Company is required to adhere to certain restrictive covenants including the maintenance of certain financial ratios. Credit agreements also prohibit, among other things, the payment of dividends without the consent of the Company's lenders.

     The Bank Facility loans and Senior Subordinated Notes were issued with detachable warrants for the purchase of common stock. The fair value of these warrants has been recorded as additional paid-in capital of the Company with a corresponding reduction in the carrying value of the notes. Such reductions have been treated as debt discount. Debt issue costs aggregating $2,105 and $1,898 at December 31, 1996 and June 30, 1997 (unaudited), respectively, are included in other assets in the consolidated balance sheets. Interest accrued on the Bank Facility and Senior Subordinated Notes aggregated $430 and $503 at December 31, 1996 and June 30, 1997 (unaudited), respectively.

     Scheduled future annual maturities of long-term debt as of June 30, 1997 (unaudited) are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997.............................................  $ 1,667
   1998.............................................    3,739
   1999.............................................    7,359
   2000.............................................    4,308
   2001.............................................    6,513
   Thereafter.......................................   19,459
                                                      -------
                                                      $43,045
                                                      =======

 7. MANDATORILY REDEEMABLE PREFERRED STOCK

     In conjunction with the acquisition of net assets from Bausch & Lomb as described in Notes 1 and 3, the Company issued cumulative mandatorily redeemable preferred stock in the aggregate liquidation amount of $35,200. This consisted of 22,000 shares of Class A, 10,000 shares of Class B and 3,185 shares of Class C mandatorily redeemable preferred stock ($0.01 par value), with face amounts of $22,000, $10,000 and $3,185 and dividend rates of 8.8%, 8.0% and 8.0%, respectively. Class B preferred stock was issued to Bausch & Lomb in the amount of $10,000 as partial consideration for the purchase price. The Class B preferred stock is convertible, at the option of the holder, into common stock at the time the Company first sells shares in an initial public offering. All classes of such preferred stock are mandatorily redeemable on September 15, 2003 and have voting rights as a separate class. The Company records accrued dividends on this redeemable preferred stock to increase the carrying value of the preferred stock with a corresponding charge to interest expense. At December 31, 1996 and June 30, 1997 (unaudited) accrued interest on mandatorily redeemable preferred stock included in the carrying value of such preferred stock amounted to $374 and $1,869, respectively.

     The Class A and Class C mandatorily redeemable preferred stock was issued with detachable warrants for the purchase of the Company's common stock. The fair value of these warrants has been recorded as additional paid-in capital of the Company, with a corresponding reduction to the carrying value of such preferred stock. Such reduction has been treated as a discount that is being accreted to increase the carrying value to the redemption value of the preferred stock with a corresponding charge to interest expense. The

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

Company also incurred costs of approximately $2,900 relating to the issuance of the preferred stock. These costs have been capitalized as debt issue costs and included in other assets in the accompanying consolidated balance sheets at December 31, 1996 and June 30, 1997 and included as interest expense in the related consolidated statements of operations. The unamortized debt issue costs related to mandatorily redeemable preferred stock at December 31, 1996 and June 30, 1997 (unaudited) aggregated $2,886 and $2,696, respectively.

8. COMMITMENTS AND CONTINGENCIES

  Commitments

     The principal operating leases of the Company are for its manufacturing facility and certain equipment. The facility lease provides that the Company shall pay for utilities, insurance, taxes and maintenance. The manufacturing facility lease currently expires on December 31, 1997. Management intends to renew the lease prior to the termination of the lease. The remaining leases expire through the year 1999, with renewal options available.

     Future annual minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of June 30, 1997 (unaudited) are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997..............................................  $  129
   1998..............................................       7
   1999..............................................       7
                                                       ------
                                                       $  143
                                                       ======

     The Company has also entered into several agreements to provide financing for research and development and promotional studies related to the Company's products. Future annual minimum payments under these agreements as of June 30, 1997 (unaudited) are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997..............................................  $  239
   1998..............................................     425
   1999..............................................     487
   2000..............................................     327
   2001..............................................     162
   Thereafter........................................      13
                                                       ------
                                                       $1,653
                                                       ======

  Legal Contingencies

     The Company is subject to various claims and actions which arise in the ordinary course of business. Management is unaware of any claims or actions which would have a material adverse effect upon the Company's financial position, results of operations or cash flows. Bausch & Lomb has agreed to indemnify the Company, subject to certain exceptions, against any claims and losses from defects in the design, manufacture or production of any product sold prior to the acquisition of the Predecessor in November 1996.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

9. STOCKHOLDERS' EQUITY

  Stock Options

     On January 8, 1997, the Company issued options to purchase 242,061 shares of common stock pursuant to Performance Stock Option Agreements at $0.40 per share. These options vest over a period of six years, which can be accelerated upon the attainment of certain performance criteria over three years, or vest immediately upon the consummation of a public offering of the stock of the Company. These options expire in 2007.

     On January 8, 1997, the Company issued options to purchase 200,000 shares of common stock to certain officers at $0.40 per share pursuant to Executive Officer NonQualified Stock Option Agreements. All options immediately vested on the date of grant, January 8, 1997. These options expire in 2007.

     On January 8, 1997, the Company granted certain of its Board members options to purchase 214,200 shares of common stock at $1.00 per share pursuant to Director Stock Option Agreements. These options vested immediately on the date of grant.

     On May 16, 1997, the Company issued options to purchase 77,089 shares of common stock pursuant to Performance Stock Option Agreements at $0.40 per share. These options vest over a period of six years, which can be accelerated upon the attainment of certain performance criteria over three years, or vest immediately upon the consummation of a public offering of the stock of the Company. Compensation has been charged to operations during the six months ended June 30, 1997 (unaudited) for such options based on an independent valuation of such options.

     The Company accounts for these plans under Accounting Principles Board Opinion No. 25. Had compensation cost for these plans been determined consistent with SFAS No. 123, using the Black-Scholes Option Pricing Model with the following assumptions: 0% expected dividend yield; 6.81% risk free interest rate; 10 year expected life of options, the Company's net loss and earnings per share would have been reduced to the following pro forma amounts:

                                                                            JUNE 30,
                                                                              1997
                                                                           -----------
                                                                           (UNAUDITED)
        Net loss:
          As reported....................................................    $(2,442)
                                                                             =======
          Pro Forma......................................................    $(2,435)
                                                                             =======
        Pro forma net loss per share:
          As reported....................................................    $ (0.20)
                                                                             =======
          Pro Forma......................................................    $ (0.20)
                                                                             =======
        Supplemental net income per share:
          As reported....................................................    $  0.10
                                                                             =======
          Pro forma......................................................    $  0.10
                                                                             =======

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

     A summary of activity of the Plan at June 30, 1997 (unaudited) and during the period then ended is presented in the table below:

                                                                     JUNE 30, 1997
                                                              ---------------------------
                                                                             WEIGHTED
                                                              NUMBER          AVERAGE
                                                                OF           EXERCISE
                                                              SHARES      PRICE PER SHARE
                                                              -------     ---------------
                                                                      (UNAUDITED)
        Outstanding at beginning of period..................                   $
        Granted.............................................  733,350           0.58
                                                              -------          -----
        Outstanding at end of period........................  733,350           0.58
                                                              -------          -----
        Exercisable at end of period........................  414,200          $0.58
                                                              -------          -----
        Weighted average fair value of options granted......                   $0.58
                                                                               =====

  Stock Warrants

     In connection with the issuance of long-term debt (Note 6) and mandatorily redeemable preferred stock (Note 7), the Company issued warrants to purchase 4,750,000 shares of common stock at $0.0002. In August 1997, warrants to purchase 4,750,000 shares were exercised.

10. INCOME TAXES

     The components of income taxes for the periods presented are as follows:

                                             PREDECESSOR
                                  ----------------------------------               COMPANY
                                                                         ---------------------------
                                     YEAR ENDED          JANUARY 1,      NOVEMBER 16,     SIX MONTHS
                                    DECEMBER 31,          THROUGH          THROUGH          ENDED
                                  -----------------     NOVEMBER 15,     DECEMBER 31,      JUNE 30,
                                   1994       1995          1996             1996            1997
                                  ------     ------     ------------     ------------     ----------
                                                                                          (UNAUDITED)
    Current:
      Federal...................  $  599     $  670        $1,292
      State.....................     246        252           385
    Deferred:
      Federal...................     378        558           145            $(46)          $ (371)
      State.....................      30         92            30               6              (54)
                                  ------     ------        ------            ----            -----
                                   1,253      1,572         1,852             (40)            (425)
    Valuation allowance.........                                               40              425
                                  ------     ------        ------            ----            -----
                                  $1,253     $1,572        $1,852            $ --           $   --
                                  ======     ======        ======            ====            =====

     The Company has recorded a full valuation allowance for net deferred tax assets based on future reversal of temporary differences and the uncertainty of future taxable income.

     Income taxes for the six months ended June 30, 1996 (unaudited) and 1997 (unaudited), are based on the effective income tax rate for the respective year.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

     The difference between the income taxes computed at the statutory Federal rate of 34% and the amount in the consolidated statements of operations is primarily attributable to the following:

                                                        PREDECESSOR
                                                ----------------------------            COMPANY
                                                                               -------------------------
                                                 YEAR ENDED      JANUARY 1,    NOVEMBER 16,   SIX MONTHS
                                                DECEMBER 31,      THROUGH        THROUGH        ENDED
                                                -------------   NOVEMBER 15,   DECEMBER 31,    JUNE 30,
                                                1994     1995       1996           1996          1997
                                                ----     ----   ------------   ------------   ----------
                                                                                              (UNAUDITED)
Federal tax at statutory rate.................  34.0%    34.0%      34.0%          (34.0%)       (34.0%)
State taxes, net..............................   7.8      7.5        7.2             0.0           0.0
Amortization of intangibles...................  12.1      9.6        7.2             0.0           0.0
Preferred stock dividends.....................   0.0      0.0        0.0            28.4          19.0
Research and development credit...............  (1.5)    (0.6)      (0.2)            0.0          (2.0)
Increase in valuation allowance...............   0.0      0.0        0.0             6.6          17.4
Other, net....................................   1.4      1.4        0.9            (1.0)         (0.4)
                                                ----     ----       ----           -----         -----
Income taxes at the Company's effective
  rate........................................  53.8%    51.9%      49.1%            0.0%          0.0%
                                                ====     ====       ====           =====         =====

     Deferred taxes reflect the impact of future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                      PREDECESSOR               COMPANY
                                                      ------------    ---------------------------
                                                      DECEMBER 31,    DECEMBER 31,
                                                          1995            1996         JUNE 30,
                                                      ------------    ------------       1997
                                                                                      -----------
                                                                                      (UNAUDITED)
    Deferred tax liabilities:
      Fixed assets..................................     $ (426)         $  (32)         $(155)
      Goodwill......................................                       (118)          (615)
                                                          -----           -----          -----
         Total deferred tax liabilities.............       (426)           (150)          (770)
                                                          -----           -----          -----
    Deferred tax assets:
      Net operating loss carryforward...............         96             130            733
      Reserves and accruals.........................        570              60            411
      Research and development credit
         carryforward...............................                                        91
                                                          -----           -----          -----
         Total deferred tax assets..................        666             190          1,235
                                                          -----           -----          -----
    Valuation allowance.............................                        (40)          (465)
                                                          -----           -----          -----
         Net deferred tax assets....................     $  240          $   --          $  --
                                                          =====           =====          =====

     At June 30, 1997 (unaudited), the Company has net operating loss ("NOL") carryforwards of $1,980 and $990 for Federal and California purposes, respectively. The losses begin to expire in 2011 and 2001 for Federal and California purposes, respectively. The Company also has research and development tax credit carryforwards of $52 and $39 for Federal and California purposes at June 30, 1997 (unaudited), respectively. These credits begin to expire in 2012 for both Federal and California purposes.

     The Internal Revenue Code of 1986, as amended, includes provisions that limit a company's ability to utilize NOL and tax credit carryforwards when there is a significant change in ownership. Should such a change in ownership occur, the amount of NOL and tax credit carryforwards that may be utilized in any given year will be subject to an annual limitation based on the value of the company on the date immediately preceding such ownership change.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

11. PROFIT SHARING PLAN

     The Company has an employee profit sharing plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The Company makes matching contributions equal to employee contributions up to 4% of the participant's eligible compensation. The Company's contributions to the 401(k) Plan for the period November 16, 1996 through December 31, 1996 and the six months ended June 30, 1997 (unaudited) totaled $33 and $169, respectively.

12. SEGMENT INFORMATION AND CONCENTRATIONS OF CREDIT RISK

     The Company operates in one segment -- dental implants and related products. Presented below is net sales information on the geographic areas in which the Company operates:

                                            PREDECESSOR
                                  --------------------------------     COMPANY      PREDECESSOR      COMPANY
                                                                     ------------   ------------   ------------
                                     YEAR ENDED        JANUARY 1     NOVEMBER 16,    SIX MONTHS     SIX MONTHS
                                    DECEMBER 31,        THROUGH        THROUGH         ENDED          ENDED
                                  -----------------   NOVEMBER 15,   DECEMBER 31,     JUNE 30,       JUNE 30,
                                   1994      1995         1996           1996           1996           1997
                                  -------   -------   ------------   ------------   ------------   ------------
                                                                                    (UNAUDITED)    (UNAUDITED)
    North America...............  $14,068   $16,640     $ 16,673        $2,259        $  9,090       $ 11,381
    Europe and the Middle
      East......................    4,599     5,588        5,883           957           3,778          4,246
    Asia........................    2,427     3,208        3,325           610           1,727          2,309
    Other.......................    1,074     1,925        2,227           263           1,149          1,398
                                  -------   -------      -------        ------         -------        -------
                                  $22,168   $27,361     $ 28,108        $4,089        $ 15,744       $ 19,334
                                  =======   =======      =======        ======         =======        =======

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. A concentration of credit risk may exist with respect to trade receivables as substantially all customers are affiliated with the dental industry. However, the Company's customer base is made up of a large number of geographically diverse worldwide customers, except for one European distributor and its affiliates which account for 11%, 12%, 12%, 12%, 13% and 14% of sales for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996, and six months ended June 30, 1996 (unaudited) and 1997 (unaudited), respectively. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

13. RELATED PARTY TRANSACTIONS

     Effective November 16, 1996, the Company entered into a five year management services agreement with S-O Management LLC, the sole stockholder of the Company. The agreement provides for management and other advisory services to the Company for an annual fee of $250. Such agreement terminates upon consummation of an initial public offering of the Company's Common Stock.

     Bausch & Lomb provided certain payroll related benefits to the employees of the Predecessor. Such costs have been charged to the Predecessor by Bausch & Lomb based on a percentage of payroll and are included in the consolidated statements of operations as selling, general and administrative expense for the years ended December 31, 1994 and 1995 and the period January 1 through November 15, 1996 in the amounts of $108, $649 and $1,390, respectively. Management believes that the method used to charge these expenses reasonably reflects the actual costs of such benefits provided and that such expenses on a stand-alone basis would not produce materially different results.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

14. SUBSEQUENT EVENT

     On August 20, 1997, the Company amended its Restated and Amended Certificate of Incorporation to (i) increase the number of authorized shares of Common Stock from 1,000 to 35,000,000, (ii) decrease the par value per share of the common stock from $.01 to $.0001, (iii) amend the conversion rights on the Class B Preferred Stock to delay automatic conversion until the later of the closing of the Company's initial public offering or March 31, 1998, and (iv) provide for the automatic conversion of 17,471 shares of Class A mandatorily redeemable preferred stock and 2,527 shares of Class C mandatorily redeemable preferred stock.

     On August 21, 1997, the Board of Directors declared a 50-for-one split of its common stock. All share and per share data for the Company have been adjusted to give retroactive effect for this stock split.

     On August 21, 1997, the Board of Directors authorized the filing of a registration statement for the Offering of the Company's $0.0001 par value common stock.

     On August 21, 1997, stockholders of the Company's Class A and Class C mandatorily redeemable preferred stock agreed to convert $20,000 into 1,433,547 shares of common stock at 93% of the Offering price, upon consummation of the Offering, in lieu of exercising their redemption rights. The remaining $15,200 of mandatorily redeemable preferred stock will be redeemed by using the proceeds from the Offering.

     On August 21, 1997, the Board of Directors established a stock option plan ("Plan"). The Plan is divided into the following separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers, non-employee Board Members and consultants) may be granted options to purchase shares of common stock at an exercise price not less than their fair market value on the grant date, (ii) the Stock Investment Option Grant Program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special stock option grants, and (iv) the Director Fee Option Grant Program, pursuant to which the non-employee Board members may apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special stock option grants.

     On August 21, 1997, the Board of Directors granted options to purchase 226,000 shares of common stock under the Plan at an exercise price equal to the Offering price. These options vest in four equal annual increments commencing one year following the grant date.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Prospectus Summary...................      3
Risk Factors.........................      8
Use of Proceeds......................     15
Dividend Policy......................     15
Capitalization.......................     16
Dilution.............................     17
Unaudited Pro Forma Consolidated
  Financial Data.....................     18
Selected Historical Consolidated
  Financial Data.....................     23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     24
Business.............................     30
Management...........................     41
Certain Transactions.................     48
Principal Stockholders...............     50
Description of Capital Stock.........     52
Shares Eligible for Future Sale......     55
Underwriting.........................     56
Legal Matters........................     58
Experts..............................     58
Additional Information...............     58
Index to Consolidated Financial
  Statements.........................    F-1

                            ------------------------

  UNTIL       , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                                4,700,000 SHARES

                                [STERI-OSS LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                 UBS SECURITIES

                                  FURMAN SELZ

                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission and NASD registration fees. All of the expenses below will be paid by the Registrant.

                                       ITEM
    ---------------------------------------------------------------------------
    Registration fee...........................................................  $26,204
    NASD Filing Fee............................................................    9,148
    Nasdaq National Market listing fee.........................................        *
    Blue sky fees and expenses.................................................        *
    Printing and engraving expenses............................................        *
    Legal fees and expenses....................................................        *
    Accounting fees and expenses...............................................        *
    Transfer Agent and Registrar fees..........................................        *
    Miscellaneous..............................................................        *
                                                                                 -------
              Total............................................................  $     *
                                                                                 =======

---------------

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Registrant's Bylaws (Exhibit 3.2 hereto) provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law. The Bylaws require the Registrant, subject to certain limitations, to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the directors and officers to repay such advances if it is ultimately determined that the directors or officers are not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence.

     In addition, the Registrant's Certificate (Exhibit 3.1 hereto) provides that the Registrant shall indemnify its directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The Certificate also provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate further provides that the Registrant is authorized to indemnify its directors and officers to the fullest extent permitted by law through the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Registrant intends to obtain directors' and officers' liability insurance in connection with the Offering.

     In addition, the Registrant has entered or, concurrently with the Offering, will enter, into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements will, among other things, indemnify the Registrant's directors and certain of its officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services by that person as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Registrant.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its officers and directors, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by the Registrant during the last three years preceding the date of this Registration Statement involving sales of the Registrant's securities that were not registered under the Securities Act:

          1. In November 1996 in connection with the Acquisition, the Registrant issued (i) 22,000 shares of Class A Preferred Stock and warrants to purchase 2,900,000 shares of Common Stock at an exercise price of $0.0002 per share to one accredited investor for an aggregate consideration of $22.0 million; (ii) 10,000 shares of Class B Preferred Stock to Bausch & Lomb in consideration for the payment of a portion of the purchase price for the assets of S-O ($10.0 million); (iii) 3,185 shares of Class C Preferred Stock and warrants to purchase 477,750 shares of Common Stock at an exercise price of $0.0002 per share to three accredited investors for an aggregate consideration of $3.2 million, which included the cancellation of indebtedness in the amount of $10,000; (iv) 50,000 shares of Common Stock and warrants to purchase 745,400 shares of Common Stock at an exercise price of $0.0002 per share to one accredited investor for an aggregate consideration of $1,000; and (v) warrants to purchase an aggregate of 428,000 shares of Common Stock at an exercise price of $0.0002 per share granted to the Registrant's senior lenders and subordinated lenders in consideration for making loans to the Registrant. The foregoing issuances were exempt from the registration requirements of the Securities Act on the basis that such transactions did not involve any public offering. No underwriters fees or broker's commissions were paid in connection with such transactions.

          2. In January 1997, the Registrant granted performance stock options and executive stock options to certain members of the Company's senior management team for the purchase of up to an aggregate of 442,061 shares of Common Stock at an exercise price equal to $0.40 per share. The executive stock options are fully vested and the performance options will vest in full upon consummation of the Offering. In January 1997, the Registrant also granted options to purchase an aggregate of 214,200 shares of Common Stock to the Directors of the Registrant at an exercise price of $1.00 per share. Such options are fully-vested. In May 1997, the Registrant granted performance options to purchase an aggregate of 77,089 shares of Common Stock at an exercise price of $0.40 per share to certain other employees of the Registrant. Such options will vest in full upon consummation of the Offering. In August 1997, the Registrant granted stock options under the 1997 Plan to certain employees of the Registrant at an exercise price per share equal to the initial public offering price. Such options vest in four equal annual installments commencing one year following the grant date. None of the optionees referred to in this Item 2 paid any cash consideration for these options. The grant of all of such options did not involve a "sale" of securities and, therefore, no registration was required. The issuance of Common Stock upon exercise of such options is exempt by reason of Section 4(2) of the Securities Act and Rule 701 thereunder.

          3. In August 1997, the Registrant amended its Certificate of Incorporation and Certificates of Designation to (i) effect a 50-for-1 stock split on its Common Stock, (ii) reduce the authorized par value of the Registrant's Common Stock and Preferred Stock from $.01 per share to $0.0001 per share and (iii) provide for the automatic conversion of a portion of the Registrant's Class A Preferred Stock and Class C Preferred Stock upon consummation of the Offering. Such transaction was exempt from registration pursuant to Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities. The issuance of shares of Common Stock upon conversion of the mandatorily redeemable Preferred Stock in the Preferred Stock Conversion will not be registered under the Securities Act by reason of the exemption provided by Section 3(a)(9) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following Exhibits are attached hereto and incorporated herein by reference.

 1.1*      Form of Underwriting Agreement.
 3.1       Certificate of Amendment of Restated Certificate of Incorporation as filed with the Delaware Secretary of State on August 25, 1997.
 3.2       Amended and Restated Certificate of Incorporation to be filed with the
           Delaware Secretary of State upon consummation of the Offering.
 3.3*      Amended and Restated Bylaws of the Registrant.
 4.1*      Specimen certificate representing shares of Common Stock of the
           Registrant.
 4.2       1997 Stock Incentive Plan, together with form of related Stock Option
           Agreement (and related Notice of Grant of Option) and Stock Issuance
           Agreement.
 4.3       Form of Performance Stock Option.
 4.4       Form of Executive Officer Non-Qualified Stock Option Agreement.
 4.5       Form of Director Stock Option Agreement.
 5.1*      Form of Opinion of Brobeck, Phleger & Harrison LLP.
10.1       Form of Indemnification Agreement.
10.2       Securities Purchase Agreement dated November 15, 1996, by and between the
           Registrant and The 1818 Fund II, L.P.
10.3*      Secured Credit Agreement dated November 15, 1996, by and among the
           Registrant, First Source Financial LLP and Union Bank of California, N.A.
           (the "Lenders"), together with Security Agreement dated November 15, 1996 by and between the Registrant and First Source Financial LLP, as
           Collateral Agent for the Lenders, and Pledge Agreement dated November 15,
           1996, by and between the Registrant and First Source Financial LLP, as
           Collateral Agent for the Lenders.
10.4       Registration Rights Agreement dated November 15, 1996, by and among the
           Registrant, The 1818 Fund II, L.P., S-O Acquisition LLC, S-O Management
           LLC, Larkspur Capital Corporation, First Source Financial LLP, Union Bank
           of California, N.A., The Equitable Life Assurance Society of the United
           States, Exeter Venture Lenders, L.P. and Exeter Equity Partners, L.P.
10.5       Form of Warrant to Purchase Shares of Common Stock
10.6*      Letter Agreement dated July 19, 1990, by and between the Registrant and
           Metaux Precieux Metalor Deutschland Gmbh.
10.7*      License Agreement dated September 4, 1991, by and between the Registrant and Vent-Plant Corporation.
10.8*      License Agreement dated April 28, 1994, by and between the Registrant and
           Dental Imaging Associates, Inc., together with Addendum thereto dated
           April 11, 1995 by and between the Registrant and Dental Imaging
           Associates, Inc.
10.9       Employment Agreement dated November 15, 1996, by and between the
           Registrant and Kenneth A. Darienzo.

10.10      Employment Agreement dated November 15, 1996, by and between the
           Registrant and Martin J. Dymek.
10.11      Employment Agreement dated November 15, 1996, by and between the
           Registrant and Kenneth Krueger.
10.12*     Sublease dated January 6, 1993, by and between the Registrant and Great
           Western Real Estate.
10.13      Asset Purchase Agreement dated July 22, 1996, by and between the
           Registrant, S-O and Bausch & Lomb.
10.14      Distribution Agreement dated April 18, 1997, by and between Registrant and
           Interpore Orthopaedics, Inc.
10.15      License Agreement dated April 18, 1997, by and between the Registrant and
           Interpore International.
11.1       Statement Regarding Computation of Pro Forma Net Loss Per Share.
11.2       Statement Regarding Computation of Supplemental Net Income Per Share.
23.1       Consent of Price Waterhouse LLP, Independent Auditors.
23.2       Consent of Price Waterhouse LLP, Independent Auditors.
23.3*      Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit 5.1).
24.1       Power of Attorney (contained on signature page on page II-5).
27.1       Financial Data Schedule.

---------------

* To be filed by Amendment.

     (B) FINANCIAL STATEMENT SCHEDULES

          (1) Schedule II. Valuation and Qualifying Accounts and Reserves.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yorba Linda, State of California, on August 26, 1997.

                                          STERI-OSS, INC.

                                          By: /s/ KENNETH A. DARIENZO
                                            ------------------------------------
                                            Kenneth A. Darienzo
                                            Chairman of the Board and
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Kenneth A. Darienzo and Bruce D. Nye, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                    DATE
---------------------------------------------  -----------------------------  ----------------

/s/ KENNETH A. DARIENZO                        Chairman of the Board and       August 26, 1997
---------------------------------------------    Chief Executive Officer
Kenneth A. Darienzo                              (Principal Executive
                                                 Officer)
/s/ HENRY WENDT                                Director                        August 26, 1997
---------------------------------------------
Henry Wendt

/s/ WALTER W. GRIST                            Director                        August 26, 1997
---------------------------------------------
Walter W. Grist

/s/ T. MICHAEL LONG                            Director                        August 26, 1997
---------------------------------------------
T. Michael Long

/s/ DOUGLAS E. ROGERS                          Director                        August 26, 1997
---------------------------------------------
Douglas E. Rogers

/s/ ANDREW C. COWEN                            Director                        August 26, 1997
---------------------------------------------
Andrew C. Cowen

/s/ FREDRIC M. SEEGAL                          Director                        August 26, 1997
---------------------------------------------
Fredric M. Seegal

/s/ BRUCE D. NYE                               Vice President and Chief        August 26, 1997
---------------------------------------------    Financial Officer(Principal
Bruce D. Nye                                     Accounting and Financial
                                                 Officer)

                                                                     SCHEDULE II

                                 STERI-OSS INC.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                      BEGINNING     BAD DEBT                    ENDING
                    DESCRIPTION                        BALANCE      EXPENSE      WRITE-OFFS     BALANCE
----------------------------------------------------  ---------     --------     ----------     -------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year ended December 31, 1994........................      55            36           (28)          63
Year ended December 31, 1995........................      63            27           (11)          79
January 1, 1996 through November 15, 1996...........      79           179          (108)         150
November 16, 1996 through December 31, 1996.........      --            --            --           --

DEFERRED TAX VALUATION ALLOWANCE

                                                               BEGINNING     INCOME TAX     ENDING
                                                                BALANCE       EXPENSE       BALANCE
                                                               ---------     ----------     -------
November 16, 1996 through December 31, 1996..................      --             40           40

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    ------    ---------------------------------------------------------------------  ------------
      1.1*    Form of Underwriting Agreement.
       3.1    Certificate of Amendment of Restated Certificate of Incorporation as
              filed with the Delaware Secretary of State on August 25, 1997.
       3.2    Amended and Restated Certificate of Incorporation to be filed with the Delaware Secretary of State upon consummation of the Offering.
      3.3*    Amended and Restated Bylaws of the Registrant.
      4.1*    Specimen certificate representing shares of Common Stock of the
              Registrant.
       4.2    1997 Stock Incentive Plan, together with form of related Stock Option
              Agreement (and related Notice of Grant of Option) and Stock Issuance
              Agreement.
       4.3    Form of Performance Stock Option.
       4.4    Form of Executive Officer Non-Qualified Stock Option Agreement.
       4.5    Form of Director Stock Option Agreement.
      5.1*    Form of Opinion of Brobeck, Phleger & Harrison LLP.
      10.1    Form of Indemnification Agreement.
      10.2    Securities Purchase Agreement dated November 15, 1996, by and between the Registrant and The 1818 Fund II, L.P.
     10.3*    Secured Credit Agreement dated November 15, 1996, by and among the
              Registrant, First Source Financial LLP and Union Bank of California,
              N.A. (the "Lenders"), together with Security Agreement dated November
              15, 1996 by and between the Registrant and First Source Financial
              LLP, as Collateral Agent for the Lenders, and Pledge Agreement dated
              November 15, 1996, by and between the Registrant and First Source
              Financial LLP, as Collateral Agent for the Lenders.
      10.4    Registration Rights Agreement dated November 15, 1996, by and among the Registrant, The 1818 Fund II, L.P., S-O Acquisition LLC, S-O
              Management LLC, Larkspur Capital Corporation, First Source Financial
              LLP, Union Bank of California, N.A., The Equitable Life Assurance
              Society of the United States, Exeter Venture Lenders, L.P. and Exeter
              Equity Partners, L.P.
      10.5    Form of Warrant to Purchase Shares of Common Stock
     10.6*    Letter Agreement dated July 19, 1990, by and between the Registrant and Metaux Precieux Metalor Deutschland Gmbh.
     10.7*    License Agreement dated September 4, 1991, by and between the
              Registrant and Vent-Plant Corporation.
     10.8*    License Agreement dated April 28, 1994, by and between the Registrant and Dental Imaging Associates, Inc., together with Addendum thereto dated April 11, 1995 by and between the Registrant and Dental Imaging
              Associates, Inc.
      10.9    Employment Agreement dated November 15, 1996, by and between the
              Registrant and Kenneth A. Darienzo.
     10.10    Employment Agreement dated November 15, 1996, by and between the
              Registrant and Martin J. Dymek.

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    ------    ---------------------------------------------------------------------  ------------
     10.11    Employment Agreement dated November 15, 1996, by and between the
              Registrant and Kenneth Krueger.
    10.12*    Sublease dated January 6, 1993, by and between the Registrant and
              Great Western Real Estate.
     10.13    Asset Purchase Agreement dated July 22, 1996, by and between the
              Registrant, S-O and Bausch & Lomb.
     10.14    Distribution Agreement dated April 18, 1997, by and between
              Registrant and Interpore Orthopaedics, Inc.
     10.15    License Agreement dated April 18, 1997, by and between the Registrant and Interpore International.
      11.1    Statement Regarding Computation of Pro Forma Net Loss Per Share.
      11.2    Statement Regarding Computation of Supplemental Net Income Per Share.
      23.1    Consent of Price Waterhouse LLP, Independent Auditors.
      23.2    Consent of Price Waterhouse LLP, Independent Auditors.
     23.3*    Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit
              5.1).
      24.1    Power of Attorney (contained on signature page on page II-5).
      27.1    Financial Data Schedule.

---------------

* To be filed by Amendment.